SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH August, 2010
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S.A.

Condensed Consolidated Interim

Financial Information

June 30, 2010

São Paulo, August 12, 2010 – (BM&FBOVESPA: TAMM4, NYSE: TAM) We present our results for the second quarter of 2010 (2Q10). The operating and financial information, except when indicated otherwise, are presented based on consolidated number and in Reais (R$), according to the international accounting principles, IFRS (International Financing Reporting Standards – issued by IASB).

Highlights

Sales efforts

We launched our new retail project, which includes new products, selling tickets through the Casas Bahia retail chain, and a marketing campaign featuring Ivete Sangalo are some of the new measures being taken to increase demand, especially to the new Brazilian middle class. We want to continue being the airline of the business travelers, but we also want to attract all kind of passengers. We will strengthen our efforts to make plane tickets increasingly more accessible to the overall Brazilian population.

With this new project we launched a new campaign “Você vai e vai de TAM” (You go and go by TAM). The campaign includes a set of pieces to be displayed for 18 months, in order to have a more consistent presence in the media.

This project is based on the strategic value of working with leisure passengers. We believe that the mix of that kind of passengers will rise from approximately 30% of Brazilian market to 40% in a period of five or six years. To attract this new audience, we must work on three fronts: communication; sales channels (therefore the importance of partnership with Casas Bahia), and payments channels (today we are the airline that offers more choices of payment and  now will be possible to buy tickets in up to 12 installments using the ItaúCard/TAM card and the Casas Bahia credit).

We implemented in our website new possibilities to buy tickets with more conveniences and benefits. We now offer the multi-segment ticket, which offers the choice to search for flights and fares to several airports in a single transaction. We launched the international fare bundles, designed to fit the needs of each client, both who purchases a ticket based on price and the business travelers who flies frequently and requires more flexibility and benefits. We also offer the Giro TAM, a single ticket that allows making three stops before reaching the final destination, specially designed to young travelers.

We are now offering two innovations on board, bringing more comfort to passengers. We launched the Comfort Seat, with more legroom on all flights to the United States, Europe, Santiago, Buenos Aires and Caracas in South America. We have also initiated the second step of the Duty Free on board service on international flights to Buenos Aires, Santiago, Montevideo, Caracas and Lima. The first step was started in all of our long-haul flights to Europe and the United States and also flights to Buenos Aires and Santiago operated with wide body aircraft.

We are expanding issuing tickets options to travel agents and corporate clients with agreements with Sabre and Amadeus to provide all fares and inventory in the Brazilian market through the Global Distribution Systems (GDS). We will however continue using the portal e-TAM, our own distribution channel platform based on Amadeus technology, with the same information of the GDSs.

We are going to open a back office in Hong Kong by the end of this year to support the growth of our activities in Asia, where we serve by codeshare agreements. Our revenue in the Asian market is expected to increase substantially over the next years, based on the new structure in Asia, its local representatives and our entry into Star Alliance.

We signed new codeshare agreements with Continental Airlines and Swiss Airways, both Star Alliance members. The partnership with Continental includes several routes within the United States, Brazil and between the two countries. With the partnership with Swiss Airways, customers can depart from São Paulo and Rio de Janeiro with TAM, make a connection flight in Paris with SWISS and land in Zurich, enjoying several benefits.

Corporate governance

We have completed another phase in our organizational restructuring, with the acquisition of TAM Milor, the owner of TAM brand and correlated brands used by TAM S.A., TAM Airlines and other colligated companies. The purchase process is through TAM Linhas Aéreas SA, and amounts R$ 169,877,000.00, 15% paid in cash on the date of signature of the share purchase and sale contract, and the remaining 85% represented by promissory notes in favor to the selling parties. This credit will be used by the selling parties for increasing TAM S.A. capital, within the limit of authorized capital, with the issuance of new common shares, paying the debt of TAM Linhas Aéreas SA. The capital increase shall amount R$144,395,450,00 upon the issuance of 5,621,634 new common shares at the issuance price of R$ 25.69 per common share  The period for the performance of the preemptive right started on August 2, 2010 and is up to August 31, 2010, inclusively.

With this, we expect several benefits such as:

•         Improve corporate governance: We are eliminating related party transactions with the same income distribution flow by paying dividends for all shareholders at the same time.

•         Cash Flow: Perpetual reduction of about R$ 17 million per year, adjusted by IGP-M. Besides, we will have a cash inflow for the payment of royalties by TAM Executive Aviation and TAM Vacations franchises.

•         Incorporation of a valuable asset: We are incorporating the 17th most valuable brand in the country and first in the airline industry, valued at R$ 347 million, according to a recent study of the global consultancy Interbrand. Moreover, we estimate that to reset the brand, we would have a cost about R$ 250 million. Another important point is that our investments in advertising and strengthening of the brand will be made on an asset owned by TAM.

Debentures (Subsequent event)

We increased the amortization periods and payment of interest related to 600 simple and nonconvertible debentures with unitary nominal value of R$ 1,000.00,  amounting R$ 600 million, issued on July 24, 2009 in a public offering  with limited efforts distribution to qualified investors, pursuant to CVM Instruction 476 , and which will expire on July 24, 2013. By consensus with Banco do Brasil, the company's partner in this financial transaction, the debentures interest initially established based on the idex equivalent to 126.5% of CDI rate were reduced to 124% of CDI.

The maturity was postponed by four years, from July 24, 2013 to July 24, 2017, and the amortizations of the nominal value of securities increased from quarterly to semiannual payments and, additionally, the first payment, originally scheduled for July 24, 2010 was postponed by 18 months to January 24, 2012, with positive impact on the cash flow of the company. The frequency of interest payments of debentures, changed from monthly to every six months, also with a favorable impact on cash. We believe that the changes were positive to both sides of the partnership.

Pantanal Airlines

We renewed the visual identity of Pantanal, seeking connection with TAM group. The motivation for the change means more than bringing modernity to the brand, as the alignment of lines and colors make it possible to use the same materials, with simple adaptations to the particularities of each company. Pantanal has created an advertising campaign to promote its new destinations, expanding the supply of seats on existing routes and the arrival of new aircraft in the fleet. At Congonhas airport, Pantanal will keep its three check-in positions and shop tickets, and in Guarulhos, the company will deploy a sales kiosk. The other airports where Pantanal already operates will also have modified their service areas.

We have expanded Pantanal’s network and, starting on August 23, will increase the number of destinations in Brazil from six to 17 cities served, increasing its flights and seats supply. With the new network, Pantanal will increase its weekly supply of ASK by more than seven times, from 3 million to around 22 million and will operate 405 flights per week, 84% more than the 220 flights currently operated.

The new network will have 48 flights, of which 23 will be from Congonhas airport in São Paulo, other 23 will be from Guarulhos airport in São Paulo, and two from Brasília. The routes operated using the 45-seater ATR 42 aircraft will fly to and from the Guarulhos airport, while those flying to and from Congonhas and Brasília will use three Airbus aircraft - two A319 (144-seater) and one A320 (174-seater).

The three Airbus aircraft, which have been subleased by TAM Airlines to Pantanal for six months, were in redelivery process, as their leasing agreements were close to expire, and were extended until Pantanal defines the expansion and renewal of its own fleet.

Multiplus Fidelidade

Multiplus customers may benefit from the new partnership signed with Oi, with the possibility to accrual points and redeem awards through the Oi Pontos, the customer relationship program of Oi, largest telecommunications company in Brazil. The partnership with Oi strengthens our positioning of bringing freedom for each customer to accrual and redeem points in the most convenient manner. Customers of Multiplus Fidelidade and it’s partners now have the possibility to earn points in more than 125 partners that are distributed in over 10,500 merchants. When redeeming their points, consumers may redeem them on OI products and services, domestic and international air tickets on TAM Airlines, tour packages of TAM Vacations in Brazil and abroad, products and services at Bomclube (Walmart), exclusive advantages in products and services at Km de Vantagens (Postos Ipiranga), books, CDs and DVDs at Mais Cultura (Livraria Cultura), daily rates at A|Club (Accor), and over 300 prize options at Shopping Multiplus.

Multiplus Fidelidade concluded the implementation of Siebel Loyalty, its new technological platform, making possible the management of partner’s programs in the same platform. One advantage is the fast exchange of data and information between the various loyalty programs participating in the network. The first program to outsource its operation to this system is the TAM Loyalty Program, turning Multiplus Fidelidade the responsible for consumer information such as statements of points and passwords.

The second quarter results of Multiplus SA can be found at www.multiplusfidelidade.com.br/ir .

MRO

Since its inauguration in 2001 until June 2010, our MRO (Maintenance, Repair and Overhaul) unit in São Carlos, São Paulo state, has performed 1,235 checks. This figure includes C and D checks, the most complete in terms of preventive maintenance, as well as other services for our own and third-party aircraft. With our excellent infrastructure and constantly expansion of our certifications we are fully qualified to perform maintenance services both internally or to other large companies. In 2009, 25% of the checks were undertaken for TAM’s MRO clients, including LAN and Avianca (formerly OceanAir).

Besides that, we have been certified by the National Civil Aviation Agency (ANAC) to perform maintenance on ATR-42 aircraft, Allowing us to take full responsibility for maintaining the fleet of Pantanal, besides performing quick repairs to ATR-42 PW 120/121/121A engines and handle certain operational tests, in addition to nickel and silver electroplating. We also received certification from the aviation authority of Canada to provide maintenance services on aircraft registered in that country and its components. These new certifications allow us to expand our supply to third parties’ services and prospecting new customers in the market.

TAM Vacations

TAM Vacations, our tour operator, emerged 12 years ago as an efficient sales channel of our company and is now preparing itself to grow in a sustainable manner, turning into a franchise network. The purpose is to promote sustainable growth of the network of stores, increase sales, optimize costs and standardize service and visual communication. With the franchising model, we intend to reach 200 stores in two years and achieve a considerable increase in revenue.

We launched the new website of TAM Vacations. Besides the search for pre-defined scripts and the ability to customize the route, the new website allows searches in a much faster and intuitive way. Users can exchange opinions about the destinations served by our tour operator and seek routes according to the segments, such as travel with family, sports, experiences, ecotourism and many others. The new website is also integrated with Google Maps, to search for our stores. The user can also define routes and paths.

Our history

In July, we completed 34 years. The small regional company created by Commander Rolim on July 12, 1976 is now the biggest airline in Brazil, in the way of becoming a global brand with our entry into the Star Alliance. We keep moving forward without forgetting our roots, keeping alive the greatest legacy left by our founder: the “Spirit of Serving”.

One way to celebrate our 34 years is the reopening of the TAM Museum. Located in São Carlos, the museum is the largest in the world maintained by an airline company and has the largest collection of aviation in Latin America. This collection has 96 historical aircraft, many of them are able to fly. The collection shows the evolution of aviation, and also our history over the years. The museum aims to preserve the memory of aviation through conservation, restoration, acquisition and exchange of objects with historical, artistic and documental value. This project has the benefit of the Federal Law for the Encouragement of Culture (Rouanet Law), founded by the Ministry of Culture to promote cultural and artistic projects.

The reopening of the Museum is being celebrated with the Vintage project, which also captures the essence of our history and our culture. In an unprecedented action in the aviation industry, we adapted two A319 aircraft in every detail and characterized them as if they were old. An aircraft refers to the 1970s, with layout when we were a regional airline. The other is the 1990s painting, the moment of our expansion and brand recognition in the domestic market.

Others

We took first place among transportation companies at the 37th edition of the “Melhores e Maiores da EXAME – 2010” (Biggest and Best of EXAME Magazine – 2010). Besides the first place in Transportation, we also come with the 6th largest payroll in the country, the 8th largest net income and the 4th most profitable. The survey shows us as the 37th largest company in the country in sales. Among the champions of globalization we were also highlighted among the most internationalized Brazilian companies, considering the sales of international tickets.

The largest airline in Greece, Aegean Airlines, joins Star Alliance. With them, the number of alliance members increases to 28 companies. Greece is one of the most required holiday destinations in the world and Aegean Airlines offers the possibility to travel to more than 17 points in the country. Moreover, Aegean Airlines has strategic importance due to its geographical position in the eastern Mediterranean, acting as the main point of access to the European Union in southeastern mainland. With Aegean Airlines, the Star Alliance network in Greece now covers more than 1,500 flights per week to 69 destinations in 27 countries.

Financial Results

In the tables below all the values shown are in conformity with international accounting principles, IFRS and were originally calculated in real and are stated in millions and cents. Therefore, (i) the results of the sum and division of some figures in the tables may not correspond to the totals shown in the same due to rounding, (ii) the outcome of the percentage changes may diverge demonstrated.

Main Financial and Operational Indicators

(In Reais, except when indicated otherwise)	2Q10	2Q09	1Q10 vs 1Q09	1Q10	2Q10 vs 1Q10	Jan-Jun 2010	Jan-Jun 2009	Variation
Operational Income (million)	2,611.4	2,269.6	15.1%	2,603.8	0.3%	5,215.3	4,887.4	6.7%
Total Operating Expenses (million)	2,578.8	2,426.3	6.3%	2,507.6	2.8%	5,086.3	4,912.5	3.5%
EBIT (million)	32.7	(156.7)	-	96.3	-66.0%	128.9	(25.1)	-
EBIT Margin %	1.3	(6.9)	8.2 p.p.	3.7	-2.4 p.p.	2.5	(0.5)	3.0 p.p.
EBITDA (million)	168.1	28.6	488.3%	256.8	-34.5%	424.9	331.6	28.1%
EBITDA Margin %	6.4	1.3	5.2 p.p.	9.9	-3.4 p.p.	8.1	6.8	1.4 p.p.
EBITDAR (million)	289.2	164.7	75.6%	376.4	-23.2%	665.6	640.7	3.9%
EBITDAR Margin %	11.1	7.3	3.8 p.p.	14.5	-3.4 p.p.	12.8	13.1	-0.3 p.p.
Net Income (million)	(154.1)	555.1	-	(58.1)	-165.5%	(212.2)	580.8	-
Total RASK (cents)1	15.4	14.4	7.0%	15.3	0.3%	15.4	15.3	0.2%
Domestic RASK (cents)	13.0	13.0	-0.5%	12.6	2.9%	12.8	13.2	-3.5%
International RASK (cents)	11.1	9.0	22.8%	12.4	-11.1%	11.7	10.7	9.7%
International RASK (USD cents)	6.2	4.3	42.2%	6.9	-10.6%	6.5	4.9	33.8%
Total Yield (cents)1	23.9	23.2	3.1%	22.1	8.2%	23.0	24.2	-4.9%
Domestic Yield (cents)	22.5	22.4	0.6%	19.3	16.5%	20.8	22.8	-8.6%
International Yield (cents)	14.5	13.2	10.1%	16.2	-10.9%	15.4	15.3	0.3%
International Yield (USD cents)	8.1	6.3	27.5%	9.0	-10.4%	8.5	7.0	22.4%
Load Factor %	67.1	64.5	2.6 p.p.	72.1	-5.0 p.p.	69.6	65.8	3.8 p.p.
Domestic Load Factor %	61.2	61.7	-0.5 p.p.	69.3	-8.1 p.p.	65.2	62.9	2.3 p.p.
International Load Factor %	76.4	68.5	7.9 p.p.	76.6	-0.2 p.p.	76.5	70.0	6.4 p.p.
CASK (cents)	15.2	15.4	-1.1%	14.8	2.8%	15.0	15.4	-2.7%
CASK excluding fuel (cents)	10.2	11.4	-10.8%	10.1	1.1%	10.1	11.3	-10.1%
CASK USD (cents)	8.5	7.4	14.5%	8.2	3.4%	8.3	7.0	18.7%
CASK USD excluding fuel (cents)	5.7	5.5	3.2%	5.6	1.7%	5.6	5.1	9.7%

Obs.: RASK is net of taxes and Yield is gross of taxes

1 Includes revenues from flights, cargo and others

Income Statement

(In millions of Reais)	2Q10	2Q09	2Q10 vs 2Q09	1Q10	2Q10 vs 1Q10	Jan-Jun 2010	Jan-Jun 2009	1H10 vs 1H09
Operational Income	2,726.0	2,363.0	15.4%	2,708.6	0.6%	5,434.6	5,074.5	7.1%
Pax Revenue	2,160.0	1,870.2	15.5%	2,212.5	-2.4%	4,372.6	4,109.6	6.4%
Domestic	1,427.9	1,286.3	11.0%	1,396.8	2.2%	2,825	2,729	3.5%
International	732.2	583.9	25.4%	815.8	-10.2%	1,548	1,381	12.1%
Cargo	284.8	214.9	32.5%	256.0	11.2%	540.7	423.3	27.7%
Domestic	127.1	110.0	15.6%	115.5	10.0%	242.7	207.9	16.7%
International	157.6	104.9	50.3%	140.4	12.2%	298.0	215.3	38.4%
Other operating sales and/or services revenue	281.2	277.8	1.2%	240.1	17.1%	521.3	541.7	-3.8%
Loyalty Program	108.1	124.2	-13.0%	134.7	-19.7%	242.8	309.1	-21.5%
Travel and tourism agencies	14.5	20.0	-27.4%	12.9	12.5%	27.4	34.7	-21.0%
Others (includes expired tickets)	158.6	133.7	18.6%	92.6	71.3%	251.1	197.8	26.9%
Sales deductions and taxes	(114.5)	(93.4)	22.7%	(104.8)	9.3%	(219.3)	(187.1)	17.2%
Net Operational Income	2,611.4	2,269.6	15.1%	2,603.8	0.3%	5,215.3	4,887.4	6.7%

Operational Expenses
Fuel	(847.0)	(619.9)	36.6%	(794.8)	6.6%	(1,641.8)	(1,315.0)	24.9%
Selling and marketing expenses	(225.6)	(247.3)	-8.8%	(212.3)	6.2%	(438.0)	(404.9)	8.2%
Aircraft, engine and equipment leasing	(121.1)	(136.1)	-11.0%	(119.6)	1.2%	(240.7)	(309.1)	-22.1%
Personnel	(534.7)	(506.1)	5.6%	(538.3)	-0.7%	(1,073.0)	(1,027.5)	4.4%
Maintenance and reviews (except personnel)	(172.2)	(188.6)	-8.7%	(154.1)	11.7%	(326.3)	(398.9)	-18.2%
Outsourced services	(193.0)	(186.1)	3.7%	(195.4)	-1.3%	(388.4)	(389.5)	-0.3%
Landing, take-off and navigation charges	(140.2)	(156.1)	-10.2%	(146.3)	-4.2%	(286.5)	(301.8)	-5.0%
Depreciation and amortization	(135.4)	(185.3)	-26.9%	(160.6)	-15.7%	(296.0)	(356.8)	-17.0%
Aircraft insurance	(13.2)	(15.9)	-17.1%	(13.1)	0.5%	(26.3)	(31.8)	-17.3%
Other	(196.5)	(184.8)	6.3%	(173.0)	13.6%	(369.5)	(377.2)	-2.0%
Total of operational expenses	(2,578.8)	(2,426.3)	6.3%	(2,507.6)	2.8%	(5,086.3)	(4,912.5)	3.5%

EBIT	32.7	(156.7)	-	96.3	-66.0%	128.9	(25.1)	-
Movements in fair value of fuel derivatives	(57.2)	311.1	-	10.5	-	(46.7)	248.8	-
Gains (losses) on aircraft revaluation recognized in the income statement	-	(290.2)	-	-	-	-	(290.2)	-

Operating Income (loss)	(24.5)	(135.8)	-82.0%	106.8	-	82.3	(66.6)	-
Financial income (expense)	353.1	1,225.0	-71.2%	516.3	-31.6%	869.4	1,486.9	-41.5%
Other net operating expenses	(507.1)	(252.3)	101.0%	(700.2)	27.6%	(1,207.4)	(543.1)	122.3%
Income (loss) before income tax and social contribution	(178.5)	836.9	-	(77.1)	-	(255.6)	877.1	-
Income tax and social contribution	30.5	(281.2)	-	20.8	46.6%	51.4	(295.1)	-
Income (loss) before minority interest	(148.0)	555.7	-	(56.3)	-163.0%	(204.3)	582.1	-
Non-controlling interest	(6.1)	(0.6)	870.8%	(1.8)	243.0%	(7.9)	(1.3)	526.9%

Net Income	(154.1)	555.1	-	(58.1)	-165.5%	(212.2)	580.8	-

Main Revenue and Expenses per ASK

(In Reais cents per ASK)	2Q10	2Q09	2Q10 vs 2Q09	1Q10	2Q10 vs 1Q10	Jan-Jun 2010	Jan-Jun 2009	1H10 vs 1H09
Operational Income	16.06	14.96	7.3%	15.95	0.6%	16.00	15.91	0.6%
Pax Revenue	12.72	11.84	7.4%	13.03	-2.4%	12.88	12.88	-0.1%
Cargo	1.68	1.36	23.3%	1.51	11.3%	1.59	1.33	20.0%
Other operating sales and/or services revenue	1.66	1.76	-5.9%	1.41	17.1%	1.54	1.70	-9.6%
Sales deductions and taxes	(0.67)	(0.59)	14.1%	(0.62)	9.3%	(0.65)	(0.59)	10.1%
Net Operational Income (RASK)	15.38	14.37	7.0%	15.34	0.3%	15.36	15.32	0.2%

Operational Expenses
Fuel	(4.99)	(3.93)	27.1%	(4.68)	6.6%	(4.83)	(4.12)	17.3%
Selling and marketing expenses	(1.33)	(1.57)	-15.1%	(1.25)	6.3%	(1.29)	(1.27)	1.6%
Aircraft, engine and equipment leasing	(0.71)	(0.86)	-17.3%	(0.70)	1.2%	(0.71)	(0.97)	-26.9%
Personnel	(3.15)	(3.20)	-1.7%	(3.17)	-0.7%	(3.16)	(3.22)	-1.9%
Maintenance and reviews (except personnel)	(1.01)	(1.19)	-15.1%	(0.91)	11.7%	(0.96)	(1.25)	-23.2%
Outsourced services	(1.14)	(1.18)	-3.5%	(1.15)	-1.3%	(1.14)	(1.22)	-6.3%
Landing, take-off and navigation charges	(0.83)	(0.99)	-16.5%	(0.86)	-4.2%	(0.84)	(0.95)	-10.8%
Depreciation and amortization	(0.80)	(1.17)	-32.0%	(0.95)	-15.7%	(0.87)	(1.12)	-22.1%
Aircraft insurance	(0.08)	(0.10)	-22.8%	(0.08)	0.5%	(0.08)	(0.10)	-22.3%
Other	(1.16)	(1.17)	-1.1%	(1.02)	13.6%	(1.09)	(1.18)	-8.0%
Total of operational expenses (CASK)	(15.19)	(15.36)	-1.1%	(14.77)	2.8%	(14.98)	(15.40)	-2.7%

Spread (RASK - CASK)	0.19	(0.99)	-	0.57	-	0.38	(0.08)	-

Management Report

Gross Revenue

Increase of 15.4% in 2Q10 compared to 2Q09, reaching R$ 2,726 million, due to:

Domestic Revenue

Increase of 11.0% to R$ 1,427.9 million due to an increase in the yield by 0.6%, combined to a growth in demand (in RPKs) of 10.3%. Our supply in ASK increased 11.2%, reducing our load factor rates by 0.5 percentage points to 61.2%. As a combination of these factors, our RASK reduced slightly to R$13.0 cents. In addition to increased yield year over year, we had a significant sequential recovery of 16.5%, reflecting the passenger’s profile, with highest concentration of business travelers, our efforts in revenue management and the rationality in the market.

International Revenue

Increase of 25.4% to R$ 732.2 million due to an increase in yield in dollar by 27.6%, while the yield in reais raised 10.1%. The increase of demand by 13.9% and 2.1% in supply, raised our load factor rates by 7.9 percentage points to 76.4%, when we saw the highest rates recorded for the months of May and June in our history. As a result our RASK in reais raised 22.8%, while in dollar showed a significant recovery of 42.2%.

Cargo Revenue

Increase of 32.5%, reaching R$ 284.8 million, as a result of 15.6% increase in the domestic revenue and 50.3% in the international revenue, despite the appreciation of the real by 13.6% in the average of the quarter comparing with the same period last year. We increased the volume of transported cargo and the international prices. It is the result of our dynamic pricing together with the end of the economic crisis, fast recovery of the market and expansion of sales to markets not previously served.

Other Revenues

Increase of 1.2% reaching R$ 281.2 million, due to an increase of 18.6% in revenues of the expired tickets and other, partially offset by the reduction of 13.0% in revenues from sales of loyalty program points mainly due to the appreciation of the real by 13.6% impacting the points sold to the banks that are dollar denominated.

2010 Guidance

The demand in the domestic market grew 26% from January to July 2010, and we believe that growth will be les intense in the second half, resulting in an average increase of 14-18% in 2010 against the previous year. On the supply side, we are still growing below our estimates, but we expect stronger growth for the second half, reaching our estimates. The increase will come from a combination of the arrival of new aircraft and the increase in aircraft utilization in a period of stronger demand. In the domestic market we have already received three A319 and one A320 aircraft and until the end of the year we will receive one more A319, two A320 and two A321. In the international market, we received two new A330 aircraft in the second quarter. In the domestic market we are operating with load factor according to our estimates. In the international market, our load factor rates are above estimates and we do not expect to reduce these levels until the end of the year. Our CASK excluding fuel expenses is 10% below the first half of 2009. Up to now, the WTI assumption is below our estimates, and the dollar rate is roughly in line with our expectations.

	Guidance for 2010	Actual Jan -- Jul

Demand growth (RPK)	14% - 18%	26%

Supply growth (ASK)	12%	8%
Domestic	14%	12%
International	8%	3%
Load factor	69%	71%
Domestic	66%	66%
International	75%	78%
New international frequency or destination	2	3 [1]
CASK ex-fuel	-6%	-10%[2]

Average WTI	USD 85	USD 78
Average USdollar rate	R$ 1,81	R$ 1,79

1 The new international flights hava already been aprooved by ANAC

2 Considers the period from January to June

Operational expenses

Increase of 6.3%, to R$ 2,578.8 million in 2Q10 compared to 2Q09, mainly due to fuel expenses. CASK decreased by 1.1% to R$ 15.2 cents and CASK excluding fuel expenses decreased by 10.8% to R$ 10.2 cents.

Fuel

Increase of 36.6% to R$ 847.0 million, mainly by the increase on the average cost per litter by 24.2%, reflecting the 30.6% increase in the average price of WTI (West Texas Intermediate) for the quarter comparing with the same period the last year and the appreciation of the real by 13.6% in the same period. The fuel expenses were also impacted by an increase in volume of fuel consumed by 10.1% due to an increase of 9.9% in the number of flown hours. The increase was partially offset by an increase of 3.2% in the stage length. Per ASK increased by 27.1%.

Sales and marketing

Decrease of 8.8% to R$ 225.6 million. The percentage in relation to net revenues decreased from 10.9% in 2Q09 to 8.6% in 2T10, due to cost optimization, mainly related to marketing expenses. Per ASK decreased by 15.1%.

Aircraft, engine and equipment leasing

Reduction of 11.1% to R$ 121.1 million, mainly due to the appreciation of the real by 13.6% in the average of the quarter comparing with the same period 2009. Per ASK decreased by 17.3%.

Personnel expenses

Increase of 5.6% to R$ 534.7 million, due to the adjustment of the wage with the inflation by 6% in the end of 2009, and because of the 8.7% increase in headcount in the period. This increase was partially offset by the productivity gains resulted from the readjustment of our staff in 2009. Per ASK decreased by 1.7%.

Maintenance and repair (except personnel)

Reduction of 8.7% to R$ 172.2 million, mainly due to the appreciation of the real by 13.6% on the average of the quarter comparing with the same period 2009, and the increase of 3.2% in the stage length, partially offset by an increase in our net fleet by 6 aircraft (excluding ATR-42) and increased total flight hours by 9.9%. Per ASK reduced by 15.1%.

Third party services

Increase of 3.7% to R$ 193.0 million, mainly due to the normal growth of our operation and reflecting economies of scale, results of our internal efforts to reduce costs. Per ASK decreased by 3.5%.

Landing, take-off and navigation charges

Decrease of 10.2% to R$ 140.2 million, due to the appreciation of the real by 13.6% on the average of the quarter comparing with the same period of 2009 impacting international flights tariffs, partially offset by the 5.3% increase of landings and 8.7% increase in kilometers flown in the quarter. Per ASK decreased by 16.5%.

Depreciation and amortization

Reduction of 26.9% to R$135.4 million, mainly due to  the appreciation of the real by 13.6% on the average of the quarter comparing with the same period 2009 and by the revaluation of aircraft in 2009, impacting the value of the assets. It was partially offset by an increase of 6 aircraft classified as capital leases. Per ASK decreased by 31.9%.

Aircraft insurance

Decrease of 17.0% to R$ 13.2 million, mainly due to the appreciation of the real by 13.6% on the average of the quarter comparing with the same period of 2009. This reduction was partially offset by an increase of 6 aircraft in our fleet (excluding ATR-42), the growth of 8.9% in the number of passengers and by an increase of 5.3% in stage length.  Per ASK decreased by 22.8%.

Other

Increase of 6.3% to R$ 196.5 million, following the normal growth of our operation and an increase of 8.9% in the number of transported passengers comparing with the 2Q09. This increase was partially offset by our internal efforts to reduce costs. Per ASK decreased by 1.2%.

Movements in fair value of fuel derivatives

Expenditure of R$ 57.2 million in 2Q10 against a revenue of R$ 311.1 million in 2Q09, mainly due to variation on WTI price in the period.

Aircraft revaluation

As in the 1Q10, we did not revaluate our aircrafts in the 2Q10, because the FX rate was almost stable comparing with the previous quarter, resulting in a non-material impact on that line.

Net Financial Result

Financial expense of R$ 154.0 million in 2Q10 against a revenue of R$ 972.7 million in 2Q09, mainly due to exchange losses and interest expenses.

Net income

Net loss of R$ 154.1 million due to the above explained, witch represented a negative margin of 5.9% in the 2Q10, versus a positive margin of 23.5% in the 2Q09.

EBIT

Our EBIT margin reached 1.3% to R$ 32.7 million in 2Q10, representing a raise of 8.2 percentage points in relation with the 2Q09, as a result of increase of 15.1% in net revenue combined with an increase of 6.3% in operating costs.

EBITDAR

The EBITDAR margin reached 11.1% to R$ 289.3 million in 2Q10, representing a margin increase of 3.8 percentage points compared to 2Q09, mainly due to all the factors described above about incomes and expenses.

(A free translation of the original in Portuguese)

Review Report of Independent Accountants

To the Management and Stockholders

TAM S.A.

1             We have reviewed the consolidated interim financial information of TAM S.A. and subsidiaries for the six-month period ended June 30, 2010, comprising the consolidated condensed balance sheet at June 30, 2010 and the consolidated condensed statements of income, of changes in stockholders’ equity, of comprehensive loss and of cash flows and explanatory notes for the periods ended June 30, 2010 and 2009. This interim financial information is the responsibility of the Company’s management.

2             Our review was carried out in accordance with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Company and its subsidiaries with regard to the main criteria adopted for the preparation of the interim financial information; and (b) a review of information and of subsequent events which have, or could have, significant effects on the financial position and operations of the Company and its subsidiaries.

3             Based on our limited review, we are not aware of any material modifications that should be made to the interim financial information referred to above in order that it be stated in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, applicable to the preparation of the interim financial information.

São Paulo, August 12, 2010.

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Carlos Alberto de Sousa

Contador CRC 1RJ056561/O-0 “S” SP

TAM S.A.

Condensed Consolidated Statements of Financial Position

In thousands of reais, unless otherwise indicated

Assets	Note	June 30, 2010	December 31, 2009	Liabilities	Note	June 30, 2010	December 31, 2009
		(Unaudited)				(Unaudited)
Current assets				Current liabilities
Cash and cash equivalents		932,731	1,075,172	Suppliers		346,856	430,982
Financial assets at fair value through profit and loss		1,310,678	1,011,022	Financial liabilities	8	1,480,456	1,244,685
Trade accounts receivable	5	1,467,967	1,121,979	Salaries and social charges		370,285	307,607
Inventories		168,543	195,092	Deferred income		1,786,879	1,698,321
Taxes recoverable		129,019	99,268	Taxes, charges and contributions		257,400	179,662
Prepaid expenses		145,202	148,910	Proposed interest on own capital and dividends		681	233,985
Other receivables		107,017	142,971	Derivative financial instruments	9	128,702	235,727
				Other current liabilities		201,225	123,696
		4,261,157	3,794,414			4,572,484	4,454,665

Non-current assets				Non-current liabilities

Restricted cash		114,840	79,370	Financial liabilities	8	6,214,522	5,924,737
Deposits in guarantee		54,248	59,520	Derivative financial instruments	9	48,408	6,288
Deferred income tax and social contribution	6	690,001	621,788	Deferred income		83,295	100,169
Prepaid aircraft maintenance		429,727	408,628	Provisions for contingencies	10	757,101	666,573
Other receivables		27,920	28,549	Refinanced taxes payable under Fiscal Recovery Program		399,860	319,671
Property, plant and equipment	7	7,283,679	6,910,496	Other non-current liabilities		207,535	173,948
Intangible assets		398,960	241,701
						7,710,721	7,191,386

		8,999,375	8,350,052
				Total liabilities		12,283,205	11,646,051

				Equity
				Capital and reserves attributable to equity holders of TAM S,A,
				Share capital	11	675,497	675,497
				Revaluation reserve	12	110,398	116,504
				Other reserves	13	637,797	131,583
				Accumulated deficit		(636,424)	(428,577)
						787,268	495,007
				Non-controlling interest		190,059	3,408

				Total equity		977,327	498,415

Total assets		13,260,532	12,144,466	Total liabilities and equity		13,260,532	12,144,466

The accompanying notes are an integral part of these condensed consolidated interim financial information.

TAM S.A.

Condensed Consolidated Interim Income Statements (unaudited)

Three and Six months periods ended June 30, 2010 and 2009

In thousands of reais, unless otherwise indicated

		Quarter ended		Six months ended
	Note	June 30, 2010	June 30, 2009 ( Restated)	June 30, 2010	June 30, 2009 ( Restated)

Revenue	14	2,611,448	2,269,601	5,215,292	4,887,361

Operating expenses	15	(2,578,757)	(2,426,296)	(5,086,344)	(4,912,497)

Operating profit before movements in fair value of fuel derivatives		32,691	(156,695)	128,948	(25,136)

Movements in fair value of fuel derivatives		(57,196)	311,137	(46,587)	248,789
Loss on revaluation reserve of aircraft recognized in the income statement			(290,245)		(290,245)

Operating (loss)/profit		(24,505)	(135,803)	82,361	(66,592)

Finance income	16	353,096	1,225,033	869,384	1,486,854
Finance costs	16	(507,118)	(252,296)	(1,207,416)	(543,077)

Profit/(Loss) before income tax and social contribution		(178,527)	836,934	(255,671)	877,185

Income tax and social contribution	17	30,540	(281,188)	51,368	(295,084)

Profit/(Loss) for the period (all continuing operations)		(147,987)	555,746	(204,303)	582,101

Attributable to
Non-controlling interest		6,125	619	7,911	1,250
Equity holders of TAM		(154,112)	555,127	(212,214)	580,851

Earnings/(loss) per share (common and preferred) – in R$
Basic	18	(1.03)	3.70	(1.41)	3.87
Diluted	18	(1.03)	3.65	(1.41)	3.82

TAM S,A,

Condensed Consolidated Interim Statements of Comprehensive Loss (unaudited)

Three and Six months periods ended June 30, 2010 and 2009

In thousands of reais, unless otherwise indicated

	Quarter ended		Six months ended
	June 30, 2010	June 30, 2009 (Restated)	June 30, 2010	June 30, 2009 (Restated)

Revaluation of property, plant and equipments, net of tax		(596,751)		(596,751)
Currency translation gains/(losses), no tax effect	(2,367)	(12,607)	1,369	(15,082)

Net income/(expense) recognized directly in equity, net of tax	(2,367)	(609,358)	1,369	(611,833)

Profit/(Loss) for the period (all continuing operations)	(147,987)	555,746	(204,303)	582,101

Total comprehensive loss	(150,354)	(53,612)	(202,934)	(29,732)

Attributable to
Non-controlling interest	6,125	619	7,911	1,250
Equity holders of TAM	(156,479)	(54,231)	(210,845)	(30,982)

The accompanying notes are an integral part of these condensed consolidated interim financial information.

TAM S.A.

Condensed Consolidated Interim Statement of Changes in Equity (unaudited)

Six months periods ended June 30, 2010 and 2009

In thousands of reais, unless otherwise indicated

	Share capital	Revaluation Reserve	Other reserves (Note 13)	Retained earnings	Total	Non-controlling interest	Total

At December 31, 2008	675,497	1,146,829	92,092	(591,525)	1,322,893	4,234	1,327,127

Total comprehensive income (loss) for the period, net of tax - (Restated)		(596,751)	(15,082)	580,851	(30,982)	1,250	(29,732)
Revaluation reserve depreciation of aircraft – (Restated)		(18,938)		18,938
Other movements						(2,242)	(2,242)
Transactions with owners:
Stock option plan expense			8,062		8,062		8,062
Subtotal transactions with owners			8,062		8,062		8,062

At June 30, 2009 (Restated)	675,497	531,140	85,072	8,264	1,299,973	3,242	1,303,215

At December 31, 2009	675,497	116,504	131,583	(428,577)	495,007	3,408	498,415

Total comprehensive income (loss) for the period, net of tax			1,369	(212,214)	(210,845)	7,911	(202,934)
Revaluation reserve depreciation of aircraft		(6,106)		6,106
Other movements						(1,207)	(1,207)
Transactions with owners:
Stock option plan expense			11,176		11,176		11,176
Treasury shares			4,554	(1,739)	2,815		2,815
Transfer to non-controlling shareholders: Effect on equity of the issuance and sale of new shares of Multiplus S.A. (Note 1)			489,115		489,115	179,947	669,062
Subtotal transactions with owners			504,845	(1,739)	503,106	179,947	683,053

At June 30, 2010	675,497	110,398	637,797	(636,424)	787,268	190,059	977,327

The accompanying notes are an integral part of these condensed consolidated interim financial information.

TAM S.A.

Notes to the Condensed Consolidated Interim Financial Information
Three and Six months periods ended June 30, 2010 and 2009 (unaudited) and Year Ended December 31, 2009

In thousands of reais, unless otherwise indicated

	Note	June 30, 2010	June 30, 2009 (Restated)

Cash generated from (used in) operating activities	19	123,055	674,738
Taxes paid		(1,446)	(86,165)
Interest paid		(145,888)	(174,531)

Net cash generated from (used in) operating activities		(24,279)	414,042

Cash flows from investing activities
Investments in restricted cash		(35,470)	(118,143)
Cash paid for business combination net of cash received (note 1)		(9,545)
Proceeds from sale property, plant and equipment (PPE) / intangible		18,822	30,587
Purchases of property, plant and equipment (PPE)		(71,368)	(88,672)
Purchases of intangible assets		(57,437)	(41,694)
Deposits in guarantee
Reimbursements		5,272	35,279
Deposits made			(6,362)
Pre delivery payments
Reimbursements		86,323	76,923
Payments		(102,364)	(89,572)

Net cash (used in) investing activities		(165,767)	(201,654)

Cash flows from financing activities
Proceeds from sale of treasury shares including exercise of stock option		2,815
Net cash received in a public offering of shares of subsidiary Multiplus		657,049
Dividends paid		(233,304)
Short and long-term borrowings
Issuance			23,183
Repayment		(117,198)	(130,820)
Capital element of finance leases		(261,757)	(283,398)

Net cash provided by (used in) from financing activities		47,605	(391,035)

Net decrease in cash and cash equivalents		(142,441)	(178,647)

Cash and cash equivalents at beginning of the period		1,075,172	671,785

Cash and cash equivalents at end of the period		932,731	493,138

Supplementary information on cash flows:

Non cash investing and financing activities
– acquisition of aircrafts under finance lease		570,602	181,200
– pre delivery payments reimbursements		18,881	4,613

TAM S.A.

Notes to the Condensed Consolidated Interim Financial Information
Three and Six months periods ended June 30, 2010 and 2009 (unaudited) and Year Ended December 31, 2009

In thousands of reais, unless otherwise indicated

1             General Information

TAM S.A ("TAM" or the "Company") was incorporated on May 12, 1997, to invest in companies which carry out air transportation activities. The Company wholly owns TAM Linhas Aéreas S.A., ("TLA"), a company that operates in the transportation of passengers and cargo in Brazil and on international routes, and also owns 94.98% of Transportes Aéreos del Mercosur S.A. ("TAM Airlines"), an airline headquartered in Assunción, Paraguay, which operates in Paraguay, Argentina, Brazil, Chile, Uruguay and Bolivia. TAM is incorporated and domiciled in Brazil and its registered office is in Av. Jurandir, 856, Lote 4, 1st floor, São Paulo, SP.

In July 15, 2005, the Company concluded a public offering of shares on the São Paulo Stock Exchange – BOVESPA. On March 10, 2006 the Company made an additional public offering – this time on the BOVESPA and the New York Stock Exchange – NYSE  (in the form of American Depositary Shares – ADS), which was concluded on April 6, 2006.

The Company, through its subsidiary TLA, controls the companies TAM Capital Inc, (“TAM Capital”), TAM Capital Inc, 2 (“TAM Capital 2”), TAM Financial Services 1 Limited (“TAM Financial 1”) and  TAM Financial Services 2 Limited (“TAM Financial 2”), all headquartered in the Cayman Islands, whose main activities involve aircraft acquisition and financing and issuance of debt. Debt issued by these wholly-owned companies is wholly and unconditionally guaranteed by TAM. TLA also controls the company TAM Viagens e Turismo Ltda. (“TAM Viagens”), whose corporate purpose is to carry out the activities of a travel and tourism agency, under the name TAM Viagens.

The Company controls TP Participações Ltda. which on July 20, 2009, changed its name to TP Franchising Ltda.(“TP Franchising”) and modified its corporate purpose to the development of franchises. This company had any activity since October 23, 2004, when it was established.

In the Extraordinary General Meeting (AGE) held on October 28, 2009, it was approved the change of the name of Q.X.S.P.E. Empreendimentos e Participações S.A. (a dormant company acquired) to Multiplus S.A.(“Multiplus”). Multiplus main activity is the development and management of customer loyalty programs. A public offering of shares of this subsidiary was concluded on February 05, 2010. See “Corporate Reorganization” below.

Since March 15, 2010, date on which its purchase was approved, the Company controls Pantanal Linhas Aéreas S.A. – “Pantanal”. See “Acquisition of Pantanal” below. Pantanal is under bankruptcy protection.

These condensed consolidated interim financial statement, of TAM and its subsidiaries were approved by the Board of Executive Officers (Diretoria) on August 12, 2010.

Corporate Reorganization

During the second semester of 2009, the Company underwent a corporate reorganization that resulted in the creation of the subsidiary Multiplus. Multiplus is domiciled in Brazil, engaged in the development and management of customer loyalty programs, the creation of databases, the sale of reward redemption rights under customer loyalty programs, and the purchase of items related directly and indirectly to the development with  the aforementioned activities.

The corporate reorganization had the purpose of segregating and transferring all the TLA customer loyalty business to a separate company, providing more rationalization in the operational, administrative and financial structures of customer loyalty business of TLA, and greater efficiency, profitability and independence. The changes made can be represented as follows:

TAM S.A.

Notes to the Condensed Consolidated Interim Financial Information
Three and Six months periods ended June 30, 2010 and 2009 (unaudited) and Year Ended December 31, 2009

In thousands of reais, unless otherwise indicated

Beginning on January 1, 2010, Multiplus assumed the exclusive management of the TAM Loyalty Program, as well as the extensive and diversified network of commercial partners of the TAM Loyalty Program, comprising over 125 commercial partners in Brazil and 7.2 million participants at June 30, 2010. Under the program, Multiplus allows its participants to accumulate  Multiplus Fidelidade points when making purchases and redeeming them for rewards by means of the commercial partner programs or electronic catalogue.

On February 3, 2010 Multiplus was listed as a publicly traded company under the New Market segment of the São Paulo Stock, Commodities and Futures Exchange (“Novo Mercado” - BMF&Bovespa). On February 5, 2010, the Company carried out an Inicial Public Offering, obtaining proceeds in the amount of R$ 692,385, net of issue costs of R$ 35,337 which had a related tax effect of R$ 12,014, through the issuance of 43,274,000 shares of common stock at the issue price of R$ 16.00 per share.

At the time of the public offering, transactions and results of Multiplus were not relevant and Multiplus had shareholders equity of less than R$ 1,000. As a result of the public offering TAM had its interest in Multiplus reduced from 100% to 73.17% while maintaining control. The sale of shares in the public offering resulted in an increase in the participation of non-controlling interest of R$ 179,947 and a reduction in the interest of TAM determined as follows:

Public offering

Shareholders equity of Multiplus before issuance of shares	970
Interest of TAM on Multiplus - %	100%
Interest of TAM on Multiplus	970

Shareholders equity of Multiplus after issuance of shares	676,415
Interest of TAM on Multiplus - %	73.17%
Interest of TAM on Multiplus	494,933

Increase in non-controlling interest	179,947
Transfer from non-controlling interest to equity attributable to equity hold of TAM	489,115

The following table presents the disclosures required by accounting standards for increases in equity attributable to equity holders of TAM as result of transactions with non-controlling interests when control in the investee is maintained:

	Quarter ended June 30, 2010	Six months ended June 30, 2010

Loss attributable to shareholders of TAM	(154,112)	(212,214)
Transactions with non-controlling interests:
Increase in shareholders equity of TAM, as a result of the public offering of Multiplus	489.115	489.115

Loss attributable to shareholders of TAM and transfers from non-controlling shareholders	335,003	276,901

Acquisition of Pantanal Linhas Aéreas S.A.

On December 19, 2009 TAM S.A. announced and reported to the Brazilian Securities Commission (CVM) and other appropriate authorities that it had agreed to purchase all shares of the regional airline company Pantanal. This acquisition, which has substantial strategic value in the view of management, has a purchase price of R$ 13 million, and R$ 3 million were paid in December 2009 as an advance and the remaining amount of R$ 10 million was paid in March 2010. This acquisition represents an important step towards transformation of the Company into a diversified business group in the civil aviation field, pursuant to its objective of constantly seeking out new opportunities for growth. On March 15, 2010 this acquisition was approved by the Brazilian Civil Aviation Agency (“ANAC”) and on March 30, 2010 Pantanal’s authorization to operate was renewed to 2020.

No contingent purchase price exists as result of the terms of the transaction and the selling shareholders did not granted guarantees or indemnification rights with respect to contingent liabilities.

Pantanal had at the date of the acquisition a fleet of three ATR-42 aircraft and operate out of São Paulo’s Congonhas Airport, performing regular passenger and cargo transportation services from São Paulo to six cities with medium-sized population in the states of São Paulo, Minas Gerais and Paraná. Its ATR-42 aircraft regularly flies to and from Araçatuba, Bauru, Marília, Presidente Prudente, Juiz de Fora and Maringá. In 2009 it transported approximately 260 thousand passengers. On June 30, 2010, the Company has five aircrafts ATR-42.

TAM S.A.

Notes to the Condensed Consolidated Interim Financial Information
Three and Six months periods ended June 30, 2010 and 2009 (unaudited) and Year Ended December 31, 2009

In thousands of reais, unless otherwise indicated

After concluding the acquisition of Pantanal, the Company prepared an opening balance sheet as of February 28, 2010, where assets and liabilities of Pantanal were recorded under the purchase method, in compliance with IFRS 3 (R) - Business Combinations. Under this method, identifiable assets and liabilities were recognized at their fair value on the date of acquisition. As part of this process, items included in property and equipment of Pantanal were recorded at fair value.

The main components of the preliminary opening balance sheet as of February 28, 2010 are as follows:

	Balances at February 28, 2010 –Historical amounts	Acquisition adjustments	Opening balance sheet at, February 28, 2010 - Preliminary

Assets
Cash and cash equivalents	956		956
Accounts receivable	5,733		5,733
Inventories	7,765		7,765
Others accounts receivable	2,157		2,157
Property, plant and equipment	26,373	(12,392)	13,981
Intangible assets		124,927	124,927

Total	42,984	112,535	155,519

Liabilities
Currency
Suppliers	5,440		5,440
Financial liabilities	16,284		16,284
Salaries and social charges	13,441		13,441
Deferred revenue	4,808		4,808
Taxes, charges and contributions	7,756		7,756
Provisions	7,386		7,386
Other current liabilities	2,886		2,886

Non-currency
Fiscal recovery program	68,935		68,935
Contingencies	10,390		10,390
Other provisions	5,193		5,193

	142,519		142,519

Equity	(99,535)	112,535	13,000

Total	42,984	112,535	155,519

The main adjustments relating to the opening balance sheet as of February, 28 are as follows:

R$ mil

Adjustments of property, plant and equipment to fair value	(12,392)
Intangible	124,927

112,535

On a preliminary basis management has identified as separable intangible assets the airport operation rights. Also on a preliminary basis management estimated the fair value of such intangible assets at R$ 124,927.Those rights are considered to have an indefinite useful life and are based on the expected profitability from operating scheduled flights from the relevant airports. TAM management assesses the impairment of those rights annually, or in a shorter period in the event of changes in circumstances.

TAM S.A.

Notes to the Condensed Consolidated Interim Financial Information
Three and Six months periods ended June 30, 2010 and 2009 (unaudited) and Year Ended December 31, 2009

In thousands of reais, unless otherwise indicated

The amount of intangible assets represents management best estimate based on current available information, Management expects to perform a valuation of certain additional assets and liabilities, including intangible assets and contingent liabilities, until the end of the year 2010 which may result in adjustments to the preliminary allocation.

Previous to the date of purchase, there were no relationships between TAM and Pantanal.

The following table presents revenue and loss of Pantanal consolidated in the financial statements of TAM from the date of purchase:

	Quarter ended June 30, 2010	Six months period ended June 30,2010

Revenue	12,780	17,360
Net Loss	(3,810)	(4,600)

2             Basis of preparation

The condensed consolidated interim financial information for the three and six months periods ended June 30, 2010 and 2009 has been prepared in accordance with IAS 34 – “Interim financial reporting”.

                The consolidated interim financial information should be read in conjunction with the annual financial statements for the year ended December 31, 2009, which have been prepared in accordance with “International Financial Reporting Standards” (“IFRS”)adopted by the International Accounting Standards Board (“IASB”).

TAM also prepares interim financial information in accordance with accounting practices adopted in Brazil (BRGAAP) on an unconsolidated parent-company basis. A reconciliation of net income /(loss) for the six months ended June 30, 2009 and equity as of June 30, 2009 between  parent company information in accordance with BR GAAP and the consolidated information is presented in these financial statements is presented in Note 23.

The condensed consolidated financial information is presented in thousands of Brazilian reais, except where indicated otherwise.

2.1         Consolidation

All the entities in which the Company has investments are subsidiaries of the Company. Subsidiaries are all entities (including special purpose entities) over which TAM has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether TAM controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to TAM. They are consolidated from the date that control ceases.

Intercompany transactions, balances and unrealized gains on transactions between the companies are eliminated. Unrealized losses are also eliminated but are considered as an impairment indicator of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by TAM.

TAM S.A.

Notes to the Condensed Consolidated Interim Financial Information
Three and Six months periods ended June 30, 2010 and 2009 (unaudited) and Year Ended December 31, 2009

In thousands of reais, unless otherwise indicated

Companies included in the consolidated financial statements

			Ownership and voting power %
	Reporting date	Ownership	June 30, 2010	December 31, 2009

TLA	06.30.2010	Direct	100.00	100.00
TAM Viagens (i)	06.30.2010	Indirect	99.99	99.99
TAM Capital (i)	06.30.2010	Indirect	100.00	100.00
TAM Capital 2 (i)	06.30.2010	Indirect	100.00	100.00
TAM Financial 1 (i)	06.30.2010	Indirect	100.00	100.00
TAM Financial 2 (i)	06.30.2010	Indirect	100.00	100.00
Fundo Spitfire II (exclusive investment fund) (ii)	06.30.2010	Indirect	100.00	100.00
TP Franchising	06.30.2010	Direct	100.00	100.00
Mercosur	05.31.2010	Direct	94.98	94.98
Multiplus (iii)	06.30.2010	Direct	73.17	100.00
Pantanal (iv)	06.30.2010	Direct	100.00

(i)   TAM's investments are held indirectly through TLA.

(ii)  TAM's investment is held 30% directly and 70% through TLA.

(iii)  See “Corporate reorganization”.

(iv) As mentioned in Note 1, the Company started controlling Pantanal on March 15, 2010. The condensed consolidated interim information for the period ended June 30, 2010 include the net loss of the months from March  to June of Pantanal.

2.2           Recent accounting developments

(a)           The following accounting standards and amendments to standards are mandatory for the year beginning in January 2010 and have been applied by TAM:

  IAS 1 “Presentation of Financial Statements” (amendment), effective for periods beginning on or after January 1, 2010. It clarifies that a possible settlement of a liability through the issuance of shares is not significant for its classification as current or non-current, The application of this standard did not have any material impact.

  IAS 7 (amendment), effective for periods beginning on or after January 1, 2010. It requires that only expenditures that result in the recognition of an asset in the balance sheet be classified as investing activities. The application of this standard did not have any material impact.

  IAS 36 “Impairment of Assets” (amendments) – When the fair value less costs to sell is calculated based on discounted cash flows, disclosures equivalent to those for calculation of the value in use should be made, as well as the clarification that the largest cash generating unit to which to the goodwill should be allocated is an operating segment. The application of this standard did not have any material impact.

  IAS 38 “Intangible Asset” (amendment), effective for periods beginning on or after January 1, 2010. It clarifies guidance in measuring the fair value of intangible assets acquired in a business combination. In determining the fair value of intangible assets of Pantanal management will use the criteria established by this standard. In determining the fair value of intangible assets of Pantanal management will use the criteria established by this standard.

(b)                 The following new standards, amendments to standards or interpretations are mandatory for the first time for the financial year beginning on January 1, 2010. Currently are not significant for the group:

•           IFRIC 16 – “Hedges of a net investment in a foreign operation”, effective for periods beginning on or after July 1, 2009.

•           IFRIC 17 – “Distributions of non-cash assets to owners”, effective for annual periods beginning on or after July 1, 2009. This is not currently applicable to the group, as it has not made any non-cash distributions.

TAM S.A.

Notes to the Condensed Consolidated Interim Financial Information
Three and Six months periods ended June 30, 2010 and 2009 (unaudited) and Year Ended December 31, 2009

In thousands of reais, unless otherwise indicated

•           IAS 17 – “Classification of leases of land and buildings”, effective for periods beginning on or after January 1, 2010. Elimination of the guidance in relation to lease of land to eliminate the inconsistency with the general guidance on classification of leases. Accordingly, leases of land as finance lease or operating lease based on the general principles of IAS 17.

•           IAS 39 – Several amendments were made, effective for periods beginning on or after January 1, 2010, related to fines on prepayment of loans, scope exemption and hedge accounting.

•           IFRS 2 (amendment) – “Cash-Settled Shared-Based Payment”, effective for periods beginning on or after January 1, 2010. The revised standard clarifies how to determine share-based payment transactions in the consolidated and separate financial statements. The application of this standard did not have material impact.

•           IFRS 5 - (amendment) - "Non-current assets held for sale and discontinued operations" (and consequential amendment to IFRS 1 - "First-time adoption") (effective from July 1, 2009). The amendment clarifies that all of a subsidiary's assets and liabilities are classified as held for sale if a partial disposal sale plan results in loss of control.

(c)             TAM is assessing the impacts of the following interpretation and revised standard that are not yet effective and that were not early adopted by TAM:

•           IFRS 9 – “Financial instruments” (effective for periods beginning on or after January 1, 2013) – The standard specifies how an entity should classify and measure its financial assets. It requires that all financial assets be classified based on the entity’s financial asset management model and the characteristics of the contractual cash flow of assets. All financial assets will be initially measured at fair value and subsequently measured at fair value or amortized cost.

(d)        The following interpretations and amendments to existing standards were published and are mandatory for the accounting periods beginning on or after January 1, 2010 or subsequent periods. These standards are not significant for Company operations or should not have a significant impact on financial statements:

•           IFRS 1 (amendment) – “Oil and Gas Assets and Classification of Lease”, effective for periods beginning on or after January 1, 2010.

•           IFRS 3 (amendment) – “Business combination” – effective for periods beginning after July 01, 2010.

•           IFRS 7 (amendment) – “Financial instruments disclosures” – improvements. The alteration was issued in May, 2010 applicable for periods beginning after July 01, 2010.

•           IAS 1 (amendment) – “Presentation of financial statements” – Clarifications about equity information applicable for the periods beginning after January 01, 2011.

•           IAS 24 – “Related-Party Disclosures”, effective for periods beginning on or after January 1, 2011. This standard excludes the requirement for public or mixed-economy companies to disclose details of the transaction with the federal government or with public or mixed-economy companies.

•           IAS 32 (amendment) – “Classification of Issue Rights”, effective for periods beginning on or after February 1, 2010.

•           IFRIC 14, IAS 19 “The Limits on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction”, effective for periods beginning on or after January 1, 2011.  This standard removes an unintentional consequence of IFRIC 14 related to voluntary advance payments when there is a minimum funding requirement.

•           IFRIC 19 – “Extinguishment of Financial Liabilities with Equity Instruments”, effective for transactions carried out on or after July 1, 2010.  This standard clarifies the accounting treatment when an entity renegotiates the terms of its debts and as a result the liability is extinguished upon the issuance, by the debtor, of shares of its capital on behalf of the creditor. Currently, it is not applicable to the group, since the group did not make any settlement of financial liabilities with equity instruments.

TAM S.A.

Notes to the Condensed Consolidated Interim Financial Information
Three and Six months periods ended June 30, 2010 and 2009 (unaudited) and Year Ended December 31, 2009

In thousands of reais, unless otherwise indicated

2.3   Retroactive adjustments to the condensed consolidated information for the six months and quarter ended June 30, 2009

During the process of preparing the financial statements for the year ended December 31, 2009 certain errors were identified in the previously issued financial statements, which were considered relevant. The retroactive adjustments had been recognized in the financial statements for the year ended December 31, 2009 and in the condensed consolidated financial information as of June 30, 2009 which is being presented as comparatives.

The errors were related to:

  Property, plant and equipment –  The criteria used to determine the revalued amount of 2 aircrafts added during 2007 and the period of depreciation of such aircrafts as well as an error in the carrying amount derecognized and profit/loss on disposal for certain aircrafts that were disposed of during 2007. The effect of the adjustment resulted for the quarter and semester ended June 30, 2009 in an increase of operating expenses of R$ 4,307 and R$ 7,995 respectively and a decrease in the loss of revaluation of  R$ 10,990 both in the quarter and in the semester ended June 30,2010.

  The related income tax and social contribution effect resulted  in an additional expense of R$ 8,828 and R$ 21,202 in the quarter and semester, respectively.
  Transfer between revaluation reserves to retained earnings – Having released in the first semester of 2009 the deferred tax liability on revalued amounts corresponding to the depreciation for the year through other comprehensive income and not through net income. The effect of the adjustment resulted in recognizing a gain under income tax and social contribution in the income statement of R$ 11,100 and R$ 22,200 in the quarter and semester ended June 30,2010.

	June 30, 2009 - Originally presented	Adjustments	June 30, 2009 - Restated

Effects on income statement – quarter ended June:
Operating expenses	(2,421,989)	(4,307)	(2,426,296)
Gains/(losses) revaluation reserve of aircraft recognized in income statement	(301,235)	10,990	(290,245)
Income tax and social contribution	(290,016)	(8,828)	(281,188)
Profit for the period (all the continued operations)	540,236	15,510	555,746

	June 30, 2009 - Originally presented	Adjustments	June 30, 2009 - Restated

Effects on income statement – semester ended June:
Operating expenses	(4,904,502)	(7,995)	(4,912,497)
Gains/(losses) revaluation reserve of aircraft recognized in income statement	(301,235)	10,990	(290,245)
Income tax and social contribution	(316,286)	21,202	(295,084)
Profit for the period (all the continued operations)	557,904	24,197	582,101

TAM S.A.

Notes to the Condensed Consolidated Interim Financial Information
Three and Six months periods ended June 30, 2010 and 2009 (unaudited) and Year Ended December 31, 2009

In thousands of reais, unless otherwise indicated

3             Accounting policies

Except as described below, the accounting policies applied are consistent with those of the annual financial statements for the year ended December 31, 2009.

Management assesses quarterly if the recorded amount of flight equipment differs materially from the amount that would be determined if the fair value was used. When it is concluded that the carrying amount is significantly different from the fair value, management internally estimates the fair value in each quarter, instead of using independent appraisal reports. During the three and six months ended June 30, 2010, there were no significant changes in the fair value when compared to December 31, 2009.

4            Financial risk management

4.1         Financial risk management

TAM's activities expose it to a variety of financial risks: market risk (including currency risk, interest rate risk and price risk), credit risk and liquidity risk.

The Company has a formal Risk Management Policy that defines the rules to be followed and authorizes the Treasury Department to enter into derivative transactions in order to reduce the impact that possible fluctuations in fuel prices and foreign exchange and interest rates may have on its cash flows. The management of risk is monitored by the Risk Committee that is, responsible for, among other assignments:

•         Decide on the increase in the hedge percentage levels, based on TAM strategic issues, and monitor the comparison between budgeted, TAM and market scenarios;

•         Manage and monitor the risk exposure;

•         Monitor the compliance with the hedge policy;

•         Decide on the market risk exposure level;

•         Establish financial limits for all institutions authorized to carry out hedge transactions;

•          Monitor the performance of hedge transactions,

Derivatives, when contracted, are used in line with TAM's policies, considering liquidity, expected impact on TAM's results and cash flows and cost/benefit analysis of each position taken. Control over the use of derivatives include ensuring that the derivatives contracted are in line with market rates. All of the derivatives entered into are to mitigate TAM's risk exposures and are not used for speculation.

(a)   Market risks

The Company is exposed to market risks arising from its normal business activities. These market risks principally relate to changes in interest rates, exchange rates or jet fuel prices, Such variations can negatively affect its cash flow and future expenses. Market risk is the risk of a possible loss derived from variations in the prices of market prices (rates of exchange, interest rates, prices of commodities, or others) that may affect the Company’s cash flow or results. The Company entered into derivative contracts with the purpose of reducing the risks derived from variations in these factors. Policies and procedures had been implemented to evaluate these risks and to monitor the transactions with derivatives. The policies establishes minimum and maximum levels of protection, and requires that counterparties have investment grade credit rating as condition for entering into the transactions.

TAM S.A.

Notes to the Condensed Consolidated Interim Financial Information
Three and Six months periods ended June 30, 2010 and 2009 (unaudited) and Year Ended December 31, 2009

In thousands of reais, unless otherwise indicated

(i)    Risks relating to variations in the price of jet fuel

       (i.1) General policy

One of the most important financial risks of airline companies is the volatility in fuel prices. Fuel represented 32.8% and 32.3% of operating costs for the three and six months periods ended June 30, 2010 (06.30.2009 – 25.6% and 26.8%).

The Company has entered into derivative transactions in order to economically hedge itself against this risk TAM's Risk Committee has established policies for achieving this. The policy establishes to carry out derivative transactions covering a maximum level of 60% of the fuel consumption projected for the following twenty-four months and minimum levels of 20% of the consumption projected for the first twelve months and 10% for the subsequent twelve months Swaps, options, or a combination of these instruments, using market prices for crude oil, heating oil or jet fuel as the underlying may be used to achieve TAM’s aims.

(i.2)   Characteristics of the derivatives instruments used

In Brazil the price of jet kerosene is determined by the state-controlled oil company, Petrobras, based on international jet fuel prices. TAM aims to reduce the volatility in its kerosene price by using derivatives based on crude oil (West Texas Intermediate or "WTI"). WTI is highly correlated with TAM’s average Jet Fuel Price. This strong fundamental and statistical relationship, coupled with the fact that crude oil is arguably the most actively traded commodity, led TAM to elect WTI as the main underlying for its fuel hedging program. At June 30, 2010 all financial instruments entered into are “over the counter”. Due to the restructuring of the maturity of certain of its derivatives, which took place in the first quarter of 2009, TAM has agreed to deposit a portion of the fair value of some of those restructured derivatives as collateral. Financial instruments posted as collateral are included in the statement of financial position under “Restrict Cash” and “Financial assets at fair value through profit and loss” and its carrying amount is R$ 236 million at June 30, 2010 (12.31.2009 - R$ 96 million).

All the counterparties are rated as “low risk of credit” for the main credit-rating agencies (Standard & Poors, Fitch e Moody’s).

As TAM does not hedge 100% of its expected fuel needs with derivatives, any increase in kerosene prices will not be completely offset by changes in the fair value of derivatives; similarly decreases in kerosene prices will have a net benefit to TAM as they will not be fully offset by change in the fair value of the derivatives.

(i.3)   Restructuring of derivatives during 2010

In the second quarter of 2010, the Company made a new restructuring of its derivative transactions, whose market value was R$ (151) million at March 31, 2010. The restructuring basically comprised the spread of the maturity dates over a longer period, extending the term of derivatives, and reducing the exercise prices. With this action, the Company sought to extend the coverage period of hedge transactions, adjusting its level of derivatives to the minimum levels required by the policy.

The coverage profile, which was concentrated in the second half of 2010, before the restructuring was then distributed over 2011 and first quarter of 2012, including a small coverage in the second quarter of 2012. For the following 12 months, as from June 30, 2010 the coverage comprises 20% of the anticipated consumption. The average strike for transactions currently outstanding maturing in the same period is US$ 94 per barrel. Approximately 96% of the volume in WTI barrels outstanding at June 30, 2010 corresponds to transactions that had been restructured in 2009 and 2010. The restructuring of hedge transactions represented a reduction of approximately US$ 75 million (not reviewed by independent auditor) of expected disbursement through June 30, 2010.

       Derivative financial instruments used as hedge of changes in jet fuel prices were accounted for at fair value, with unrealized gains and losses recognized in the income statement. Restructured derivatives continue to be measured at fair value after the restructuring and, as a result, the impact of the restructuring has been recognized in gains and losses as part of the reassessment of the derivatives’ fair value. Consequently, the impacts of the restructuring of derivatives have been recognized in the income statement. The Company is assessing the possibility of applying hedge accounting for new derivatives to be entered into in future periods.

TAM S.A.

Notes to the Condensed Consolidated Interim Financial Information
Three and Six months periods ended June 30, 2010 and 2009 (unaudited) and Year Ended December 31, 2009

In thousands of reais, unless otherwise indicated

(i.4)     Outstanding positions of derivatives

The following table presents the percentages of anticipated consumption covered for the next 12 months after each date and the average strike price for the transactions outstanding as of each of those dates:

	June 30, 2010	December 31, 2009
% of coverage anticipated for the next 12 months	20%	23%
Average strike price for outstanding derivatives	US$94/bbl	US$ 115/bbl
Market price of WTI	US$ 76/bbl	US$ 79/bbl

The following table presents both the notional amount and fair value of outstanding derivatives as of each date broken down by maturity:

	2010	2011	2012	Total

At December 31, 2009
Notional amount – thousands of barrels	3,429	145		3,574
Fair value – R$ thousand	(214,673)	(6,288)		(220,961)

At June 30, 2010
Notional amount – thousands of barrels	1,715	2,885	960	5,560
Fair value – R$ thousand	(73,114)	(62,855)	(19,393)	(155,362)

TAM only contracts derivatives with counterparties which have an investment grade rating issued by S&P, Moody’s or Fitch. The distribution of fair values by credit rating of counterparties is as follows:

June 30, 2010 Fair value of derivatives

AAA*	(73,025)
AA+, AA or AA-*	(52,981)
A+, A or A-*	(29,356)

(155,362)

*The ratings can be expressed both in the global scale and in local currency. Each agency has a slightly different way to present rating; the table above unifies the presentations in that what we believe is the most well known rating international scale.

A hypothetical 10% increase/decrease in the price of WTI would lead to an increase/decrease of approximately US$ 27 million / US$ 30 million (equivalent to R$ 48 million / R$ 54 million at June 30, 2010) in the fair value of WTI derivatives. This increase/ decrease would directly affect the Company’s net income; in terms of cash flows, however, these changes in WTI price would be more than offset by a decrease/increase in the Company’s kerosene-type jet fuel costs. The cash payments for settling the derivatives are due at their respective maturities, distributed over 2010, 2011 and 2012.

(ii)   Exchange rate risk

A significant portion of the operating costs and expenses, such as aircraft and engine maintenance services, aircraft lease payments and aircraft insurance, are denominated in U.S. dollars. The Company may enter into derivative contracts to hedge against a possible appreciation or depreciation of the real against the U.S. dollar.

TAM S.A.

Notes to the Condensed Consolidated Interim Financial Information
Three and Six months periods ended June 30, 2010 and 2009 (unaudited) and Year Ended December 31, 2009

In thousands of reais, unless otherwise indicated

In view of the restructuring of derivatives made in the first quarter of 2009, one of the counterparties required a deposit denominated in dollars as guarantee. As deposits in foreign currency are not permitted in Brazil, a non-deliverable Forward (Buy R$ / Sell US$) was entered into and also provided as collateral for the notional amount of the deposit.

At June 30, 2010, if the Brazilian real had weakened/strengthened by 10% against the U.S. dollar with all other variables maintained constant, the financial result would have been approximately R$ 489 million lower/higher, mainly as a result of foreign exchange gains/losses on U.S. dollar denominated trade receivables, U.S. dollar denominated financial assets, and foreign exchange gains/losses on translation of U.S. dollar-denominated borrowings and finance leases.

Our flight equipment is recorded in these financial statements at its revalued amounts in Brazilian reais, which is our functional currency and the currency in which we present our financial statements.  As a result, while the U.S. dollar market price of a specific aircraft or piece of flight equipment may remain the same over time, because of fluctuations in the exchange rate between the U.S. dollar and Brazilian real, the amount we record in Brazilian reais in our financial statements may change.  If the fair value of aircraft or flight equipment as of a certain date is lower than its historical cost, we recognize a loss in our income statement under "Losses on revalution of aircraft recognized in income statement".  If the fair value subsequently increases, we revert that loss up to the extent originally recognized.

In April 2010, the Treasury Department obtained authorization from the Risk Committee to enter into short-term currency hedge transactions.

The notional amount and fair value of the foreign currency derivatives outstanding are presented below:

2010

At December 31, 2009
Notional amount – US$ (Citibank) (thousand)	31,240
Fair value – R$	(21,054)

At June 30, 2010
Notional amount – US$ (Citibank) (thousand)	53,240
Fair value – R$	(21,748)

(iii)         Interest rate risk

TAM’s earnings are affected by changes in interest rates due to the impact these changes have on interest expense from variable-rate debt instruments, variable-rate lease contracts, and on interest income generated from its cash and short-term investment balances. To minimize possible impacts from interest rate fluctuations, TAM has adopted a policy of diversification, alternating between contracting fixed and variable rates (such as the London Interbank Offered Rate “LIBOR” and CDI).

A hypothetical 100 basis point increase in US$ LIBOR interest rates for the six-month period ended June 30, 2010 would increase its aircraft rental and interest expense, in the six-month period, by approximately US$ 22 million (equivalent to R$ 40 million at June 30, 2010).

A hypothetical 100 basis point increase in domestic market (CDI) interest rates the six-month period ended June 30, 2010 would increase its interest expense on borrowings, in the six month period, by approximately R$ 11 million.

The Company does not have financial instruments to hedge the cash flow against fluctuations in interest rates.

(b)      Credit risk

Credit risk arises from the possibility of TAM not recovering amounts receivable from services provided to consumers and/or travel agencies, or from credits held from financial institutions generated by financial investment operations. Management does not currently expect any significant losses from non-performance by its counterparties, and does not have any significant exposure to any individual counterparty.

TAM S.A.

Notes to the Condensed Consolidated Interim Financial Information
Three and Six months periods ended June 30, 2010 and 2009 (unaudited) and Year Ended December 31, 2009

In thousands of reais, unless otherwise indicated

To reduce credit risk, TAM has adopted the practice of establishing credit limits and the permanent follow-up of its debtor balances (mainly from travel agencies).

TAM only deals with financial institution counterparties which have a credit rating of at least BBB-(Baa3) issued by S&P, Moody’s or Fitch. Each institution has a maximum limit for investments, as determined by the Company’s Risk Committee.

(c)      Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and short-term investments, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions.

Excess cash is invested mainly in TAM’s exclusive investment funds. Each of these funds has a clear investment policy, with limits on concentration of risk in the underlying investments.

The table below analyses TAM's financial liabilities into relevant maturity groupings based on the remaining period at the statement financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows and include interest, except for derivatives, for which the fair value is disclosed.

	Less	Between	Between	More
	than	one and	three and	than		Effect of	Carrying
	one year	two years	five years	five years	Total	discounting	value

Non-derivative financial liabilities
At June 30, 2010
Finance lease obligations	699,389	989,955	1,790,445	2,222,233	5,702,022	(749,582)	4,952,440
Borrowings	524,523	20,169	3,971	7,299	555,962	(16,434)	539,528
Debentures	493,286	793,537	187,269		1,474,092	(360,855)	1,113,237
Senior notes	117,528	133,178	266,367	1,339,464	1,856,537	(766,764)	1,089,773
Other (i)	717,141				717,141		717,141
Refinanced taxes payable under Fiscal Recovery Program	30,017	70,130	136,298	781,563	1,018,008	(592,309)	425,699

At December 31, 2009
Finance lease obligations	616,179	1,238,520	1,575,462	1,801,641	5,231,802	(710,857)	4,520,945
Borrowings	466,687	33,039	3,625	6,991	510,342	(13,054)	497,288
Debentures	396,392	826,373	142,382		1,365,147	(253,683)	1,111,464
Senior notes	81,418	171,634	259,782	1,317,106	1,829,940	(790,215)	1,039,725
Other (i)	738,589				738,589		738,589
Refinanced taxes payable under Fiscal Recovery Program	23,947	54,644	102,114	529,055	709,760	(367,255)	342,505

Derivative financial liabilities
At June 30, 2010
Fuel price risk	73,114	82,248			155,362		155,362
Exchange rate risk	21,748				21,748		21,748

At December 31, 2009
Fuel price risk	214,673	6,288			220,961		220,961
Exchange rate risk	21,054				21,054		21,054

TAM S.A.

Notes to the Condensed Consolidated Interim Financial Information
Three and Six months periods ended June 30, 2010 and 2009 (unaudited) and Year Ended December 31, 2009

In thousands of reais, unless otherwise indicated

(i)   The amount is recorded under: Suppliers and salaries and social charges.

4.2      Fair value estimation and fair value hierarchy

For financial instruments measured in the statement financial position at fair value. The Company discloses fair value measurements by level of hierarchy following the hierarchy below:

  Quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1).

  Information, other than quoted prices, included within Level 1 that are adopted by the market for the asset or liability, either directly (such, as prices) or indirectly (that is, derived from prices) (Level 2).

  Inputs for assets or liabilities that are not based on the observable data in the market (such as unobservable inputs) (Level 3). None of the financial instruments carried at fair value by the Company of its subsidiaries fall into this category.

The table below presents the Company's financial instruments measured at fair value in the statement of financial position:

		June 30, 2010			December 31, 2009

	Level 1	Level 2	Total	Level 1	Level 2	Total

Financial assets at fair value through profit and loss
Brazilian government securities	843,878		843,878	740,209		740,209
Corporate securities		118,222	118,222		93,234	93,234
Bank deposit certificate – CDB		126,537	126,537		46,696	46,696
Other bank deposits		122,041	122,041		130,883	130,883

	843,878	366,800	1,310,678	740,209	270,813	1,011,022

Derivative financial liabilities Liabilities
Fuel hedge – WTI WTI		(155,362)	(155,362)		(220,961)	(220,961)
Foreign exchange derivatives		(21,748)	(21,748)		(21,054)	(21,054)

		(177,110)	(177,110)		(242,015)	(242,015)

No transfer of assets or liabilities between the levels of the fair value hierarchy took place during in the semester ended June 30, 2010.

The financial instruments recognized at fair value are determined as follows:

Financial assets measured at fair value through profit and loss:

  Certificates of deposits and other bank deposits - Fair value has been estimated by discounting estimated cash flows using as input interest market rates.
  Brazilian Government securities – Corresponds to highly liquid Brazilian government securities that have its prices available and corresponding to transactions in an active market.
  Corporate securities – Corresponds, typically, to debt securities for which fair value has been determined based upon actual transactions observed on organized markets (whenever available) or discounted cash flow using interest rates when actual transactions are not available.

Derivative financial instruments not traded in an exchange, for example, over-the-counter derivatives. TAM estimates its fair value using a series of techniques such as Black&Scholes, Garman & Kohlhagen, Monte Carlo or even discounted cash flow models commonly used in the financial market, depending on the nature of the derivative. All models used are widely accepted in the market and reflect the contractual terms of the derivative. Those models do not contain a high level of subjectivity, since the methodologies used in the models do not require significant judgment, and all inputs to the model are readily observable from actively quoted markets.

TAM S.A.

Notes to the Condensed Consolidated Interim Financial Information
Three and Six months periods ended June 30, 2010 and 2009 (unaudited) and Year Ended December 31, 2009

In thousands of reais, unless otherwise indicated

4.3   Capital management

The objective of capital management is to ensure that TAM is able to continue as a going concern whilst delivering shareholder expectations of a strong capital basis as well as returning benefits to other stakeholders and optimizing the cost of capital.

TAM monitors capital on the basis of the leverage ratio measured as net debt as a percentage of total capital. Net debt is defined as the total of loans and borrowings, including debentures and senior notes plus lease agreements, including operating lease commitments net of cash and cash equivalents and short-term financial assets. We define total capital as the total of shareholders’ equity and net debt as defined above:

	June 30, 2010	December 31 ,2009

Cash and cash equivalents	(932,731)	(1,075,172)
Financial assets at fair value through profit and loss	(1,310,678)	(1,011,022)
Borrowings	539,528	497,288
Debentures and senior notes	2,203,010	2,151,189
Operating lease commitments (Note 20)	1,357,664	1,512,986
Finance lease obligations	4,952,440	4,520,945

Net debt (1)	6,809,233	6,596,214

Total equity	977,327	498,415

Total capital (2)	7,786,560	7,094,629

Leverage ratio (1) / (2)	87.4%	93.0%

The decrease in the leverage ratio during the first semester of 2010 resulted primarily from proceeds from issuance of shares of Multiplus compensated by the increase in new debt generated by the delivery of three A319 aircraft, one A320 aircraft and two A330 aircraft. Management believes that the resources available to the Company are sufficient for its present requirements and will be sufficient to meet its anticipated requirements for capital investments, which are approved annually by the Board of Directors, and other cash requirements for the 2010 fiscal year, although there is am uncertainty in the current economy. The company is not subject to any externally imposed capital requirement.

TAM S.A.

Notes to the Condensed Consolidated Interim Financial Information
Three and Six months periods ended June 30, 2010 and 2009 (unaudited) and Year Ended December 31, 2009

In thousands of reais, unless otherwise indicated

5             Trade accounts receivable

Trade accounts receivable are composed:

(a)    Breakdown of balances

			June 30, 2010		December 31, 2009
	Domestic	International (*)	Total	%	Total	%

Credit cards	826,844	55,651	882,495	56.6	767,581	63.8
Travel agents	212,370	69,103	281,473	18.1	225,590	18.8
Partners – TAM Loyalty Program - Multiplus	118,040		118,040	7.6	51,742	4.3
On current account	30,243	670	30,913	2.0	46,016	3.8
Cargo	5,636	67,225	72,861	4.7	61,198	5.1
Other	105,276	67,084	172,360	11.1	50,261	4.2

Total	1,298,409	259,733	1,558,142	100.0	1,202,388	100.0

Provision for impairment	(62,005)	(28,170)	(90,175)		(80,409)

Total	1,236,404	231,563	1,467,967		1,121,979

(*) At June 30, 2010 includes R$ 32,290 (12.,31.2009 – R$ 57,638) denominated in US Dollars, R$ 99,911 denominated in Euros (12.31.2009 – R$ 81,473), R$ 17,493 denominated in sterling pounds  (12.31.2009 – R$ 11,308) and the remaining balance is composed of various currencies.

(b)       Aging list – Receivables by due date

Breakdown
	June 30, 2010%		December 31, 2009%

Not yet due	1,298,281	83,3	1,063,035	88.4
Overdue
Up to 60 days	70,923	4,6	29,493	2.5
From 61 to 90 days	61,460	3,9	5,740	0.5
From 91 to 180 days	3,862	0,2	10,321	0.9
From 181 to 360 days	37,423	2,4	12,093	1.0
Over 360 days	86,193	5,5	81,706	6.8

	1,558,142	100,0	1,202,388	100,0

(c)     Provision for impairment of trade receivables

	June 30, 2010	December 31, 2009

Balance at the beginning of the period	80,409	74,676

Charge for the period	15,489	10,398
Amounts reversed	(5,723)	(4,665)

Balance at the end of the period	90,175	80,409

The additions and recovery of accrued receivables were included in "Cost of services rendered" in the statement of operations.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above.

TAM S.A.

Notes to the Condensed Consolidated Interim Financial Information
Three and Six months periods ended June 30, 2010 and 2009 (unaudited) and Year Ended December 31, 2009

In thousands of reais, unless otherwise indicated

6              Deferred Income Tax and Social Contribution

Deferred income tax and social contribution assets and liabilities are offset when there is a legal right of offsetting tax credits against tax debts and provided that they refer to the same tax authority,

The movement in deferred income tax and social contribution assets and liabilities during the quarters ended Mach 31, 2010 and June 30, 2010, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

Deferred tax assets	December 31, 2009	Charged/(credited) to the income statement/equity	June 30, 2010

Income tax loss carry forwards	82,418	64,396	146,814
Social contribution carry forwards	42,638	29,499	72,137
Temporary differences:
Provision for derivatives loss	65,002	(9,028)	55,974
Provision for contingencies	203,935	24,086	228,021
Allowance for losses on inventories and receivables accounts	23,487	(3,427)	20,060
Deferred income from sale leaseback transaction	39,221	(5,454)	33,767
TAM loyalty program	203,479	(60,769)	142,710
Gain/(Losses) of revaluation of aircrafts	372,245	(17,747)	354,498
Finance leases	(389,606)	6,536	(383,070)
Others (i)	39,397	(36,975)	76,372

Total deferred tax assets	682,216	65,068	747,284

Deferred tax liabilities

Revaluation reserve (Note 12)	(60,428)	3,145	(57,283)

Total deferred tax liabilities	(60,428)	3,145	(57,283)

Total deferred tax netted	621,788	68,213	690,001

	December 31, 2009	June 30, 2010

Deferred tax expected to be recovered within 12 months - Netted	36,958	36,306
Deferred tax expected to be recovered within more than 12 months - Netted	584,830	653,695

Total deferred tax netted	621,788	690,001

All movements in deferred taxes are recognized in the income statement except for certain amounts recognized in the revaluation reserve as shown in note 12.

Deferred tax assets resulting from income tax and social contribution losses and temporary differences are recognized to the extent that the realization of the related tax benefit through the future taxable profits is probable.

No deferred tax assets were recognized on the deductible temporary differences and tax losses for the newly acquired subsidiary Pantanal.

TAM S.A.

Notes to the Condensed Consolidated Interim Financial Information
Three and Six months periods ended June 30, 2010 and 2009 (unaudited) and Year Ended December 31, 2009

In thousands of reais, unless otherwise indicated

No tax credits were recognized on the tax losses of foreign subsidiaries in the amount of R$ 20,281 (June 30, 2009 – R$ 25,206).

Deferred income tax and social contribution are presented at their net amounts as if the entire reported amount corresponded to a single legal entity.

TAM S.A.

Notes to the Condensed Consolidated Interim Financial Statements
Three and Six months periods ended June 30, 2010 and 2009 and Year Ended December 31, 2009

In thousands of reais, unless otherwise indicated

7              Property, Plant and Equipment

	Flight equipment	Land and buildings	Computer equipment	Machinery and equipment	Other	Construction in progress	Pre-delivery payments	Total

Net book amount December 31, 2009	5,955,932	219,970	47,746	77,721	106,294	12,154	490,679	6,910,496

Cost	8,357,484	259,859	149,827	135,559	190,266	12,154	490,679	9,595,828
Accumulated depreciation	(2,401,552)	(39,889)	(102,081)	(57,838)	(83,972)			(2,685,332)

Net book amount December 31, 2009	5,955,932	219,970	47,746	77,721	106,294	12,154	490,679	6,910,496

Acquired on acquisition of Pantanal at fair value (i)	12,237		71	617	1,026			13,951
Reimbursement of pre delivery payments							(105,204)	(105,204)
Additions	620,408	1,504	909	6,834	8,463	2,428	102,364	742,910
Transfer	26,745	7,997		(8,631)	3,032	(2,644)	(26,499)
Disposals/write-offs	(19,226)	(82)	(1,793)	(145)	(1,918)			(23,164)
Capitalized interest							16,206	16,206
Depreciation	(244,383)	(2,361)	(8,403)	(5,637)	(10,732)			(271,516)

Net book amount June 30, 2010	6,351,713	227,028	38,530	70,759	106,165	11,938	477,546	7,283,679

Cost	8,997,648	269,278	149,014	134,234	200,869	11,938	477,546	10,240,527
Accumulated depreciation	(2,645,935)	(42,250)	(110,484)	(63,475)	(94,704)			(2,956,848)

Net book amount June 30, 2010	6,351,713	227,028	38,530	70,759	106,165	11,938	477,546	7,283,679

TAM S.A.

Notes to the Condensed Consolidated Interim Financial Information
Three and six months periods ended June 30, 2010 and 2009 (unaudited) and Year Ended December 31, 2009

In thousands of reais, unless otherwise indicated

(i)  Refers to the beginning balance of Pantanal. The movements after the date of acquisition are included in the corresponding line items.

During the six-month period ended June 30, 2010, the Company received six aircrafts. Two aircrafts Airbus A330 and three aircrafts A319 were classified as financial leases  and one aircraft A320 was classified as operational lease.

The Properties and improvements of TLA are pledged as collateral for loans in the total amount of R$ 110,499 (12.31.2009 – R$ 110,499).

Other than aircraft, there are no significant amounts of property, plant and equipment outside of Brazil. Aircraft are based in Brazil but fly both domestically and internationally.

8           Financial Liabilities

The carrying value of financial liabilities, all of which are measured at amortized cost, and their corresponding fair values are shown in the following table:

	Fair value		Carrying value
	June 30, 2010	December 31, 2009	June 30, 2010	December 31, 2009
Current
Finance lease obligations	573,071	497,147	573,071	497,147
Senior notes	25,461	12,064	26,327	13,040
Borrowings	493,524	523,989	512,114	458,602
Debentures	376,677	281,738	368,944	275,896

	1,468,733	1,314,938	1,480,456	1,244,685

Non-current
Finance lease obligations	4,379,369	4,023,798	4,379,369	4,023,798
Senior notes	1,028,477	949,846	1,063,446	1,026,685
Borrowings	26,419	44,202	27,414	38,686
Debentures	759,893	853,256	744,293	835,568

	6,194,158	5,871,102	6,214,522	5,924,737

TAM S.A.

Notes to the Condensed Consolidated Interim Financial Information
Three and six months periods ended June 30, 2010 and 2009 (unaudited) and Year Ended December 31, 2009

In thousands of reais, unless otherwise indicated

8.1          Finance lease obligations

	Monthly payments expiring	June 30, 2010	December 31, 2009

Local currency
IT equipment	2012	24,184	34,832

Foreign currency –
Aircraft	2022	4,767,176	4,319,859
Engines	2017	157,239	160,657
Machinery and equipment	2012	3,841	5,597

		4,952,440	4,520,945

Current		(573,071)	(497,147)

Non-current		4,379,369	4,023,798

TAM has provided letters of guarantee and deposits in guarantee with respect to finance leases.

The minimum payments under finance leases are classified:

Year	June 30, 2010	December 31, 2009

No later than one year	699,389	616,179
Later than one year and no later than five years	2,780,400	2,813,982
Later than five years	2,222,233	1,801,641
Effect of discounting	(749,582)	(710,857)

	4,952,440	4,520,945

At June 30, 2010, the Company through its subsidiaries TLA, Mercosur and Pantanal, has 72 aircraft (12.31.2009 – 66 aircraft) under finance leases.

8.2        Senior Notes

	June 30, 2010	December 31, 2009

TAM Capital, Inc. (i)	539,322	520,681
TAM Capital 2, Inc. (ii)	550,451	519,044

	1,089,773	1,039,725

Current	(26,327)	(13,040)

Non-curent	1,063,446	1,026,685

TAM S.A.

Notes to the Condensed Consolidated Interim Financial Information
Three and six months periods ended June 30, 2010 and 2009 (unaudited) and Year Ended December 31, 2009

In thousands of reais, unless otherwise indicated

(i)     On April 25, 2007, TAM Capital Inc. concluded the offering of 3,000 senior notes, with unit nominal value of US$ 100 thousand each, in the total amount of US$ 300 million (equivalent to R$ 710.4 million using the exchange rate as of the date of the transaction), incurring in debt issuance cost of R$ 13.7 million, carrying interest at 7.375% p.a. (resulting in an effective interest rate of 7.70%). Interest is payable semiannually and with principal payable in a bullet payment, in 2017. The notes were issued outside Brazil under an exemption from registration with the Brazilian CVM. The Company registered the notes with the United States Securities and Exchange Commission (“SEC”) on October 30, 2007.

(ii)     On October 22, 2009, TAM Capital 2 Inc. concluded the offering of 3,000 senior notes, with unit nominal value of US$ 100 thousand each, in the total amount of US$ 300 million (equivalent to R$ 523.2 million using the exchange rate as of the date of the transaction), carrying interest at 9.5% p.a. (resulting in an effective interest rate of 9.85%). The notes were issued outside Brazil under an exemption from registration with the Brazilian CVM and with the SEC. TAM Capital 2 has the option to early redeem the Senior Notes at any time prior to January 29, 2015 and at specified redemption dates thereafter. In the event of early redemption price must be paid. Management has concluded that the redemption price compensates the lender for loss of interest and, as such the redemption option is considered clearly and closely related to the Senior Notes.

TAM S.A.

Notes to the Condensed Consolidated Interim Financial Information
Three and six months periods ended June 30, 2010 and 2009 (unaudited) and Year Ended December 31, 2009

In thousands of reais, unless otherwise indicated

8.3      Borrowings

(a)     Balance composition

	Guarantees	Interest rate (effective rates for 2010 and 2009)	Payment term and the year of last payment	June 30, 2010	December 31, 2009
Local currency

FINEM – Sub credit A	Mortgage of assets and accounts receivable	TJLP + 4.5% p.a. (10.5% p,a. and 10.8%p.a.)	Monthly until 2011	21,174	28,655
FINEM –Sub credit B	Mortgage of assets and accounts receivable	Basket of currencies BNDES + 3.0% p.a. (12.2% p.a. 10.5% p.a.)	Monthly until 2012	3,186	4,023
Others			Monthly until 2013	6,150	6,533

				30,510	39,211
Foreign currency

FINIMP (iii)	Promissory notes from a minimum of US$ 1,663 thousand to a maximum at US$ 13,933 thousand	Annual LIBOR + 2.15% p.a. to 5.7% p.a. (4.3% p.a. and 5.3% p.a.)	Annual until 2011	431,724	284,760
International Finance Corporation – IFC	Deposits in guarantee US$ 2,500 thousand	6 months LIBOR 1.6% p.a.(1.1% p.a. and 3.0% p.a.)	Half-yearly until 2010		7,247
International Finance Corporation – IFC (Working capital)	Deposits in guarantee US$ 2,500 thousand	6 months LIBOR + 3% p.a. (3.4% p.a. and 6.6%p.a.)	Half-yearly until 2012	10,409	12,476
Leasing renegotiation	Letter of guarantee	Fixed installments of US$ 55 thousand	Monthly until 2022	9,948	9,898
Financing – Pre-delivery payment	Unconditional guarantee	Monthly LIBOR + 0.6% p.a, (0.3% p,a and 2.6% p,a)	Monthly until 2011	52,019	139,870
Others				4,918	3,826

				509,018	458,077

				539,528	497,288

			Current	(512,114)	(458,602)

			Non -current	27,414	38,686

FINIMP – Import Financing, FINEM – Government agency financing for machinery and equipment, TJLP – Long term interest rate and CDI – Interbank deposit rate,

TAM S.A.

Notes to the Condensed Consolidated Interim Financial Information
Three and Six months periods ended June 30, 2010 and 2009 (unaudited) and

Year Ended December 31, 2009

In thousands of reais, unless otherwise indicated

Non-current maturities are as follows:

Year	June 30, 2010	December 31, 2009

2011	12,351	24,791
2012	6,300	5,697
2013	1,104	860
2014	753	727
After 2014	6,906	6,611

	27,414	38,686

8.4        Debentures

	June 30, 2010	December 31, 2009

TAM S.A. (i)	517,956	517,306
TAM Linhas Aéreas S.A. (ii)	595,281	594,158

	1,113,237	1,111,464

Current	(368,944)	(275,896)

Non-current	744,293	835,568

Non-current maturities are as follows:

Year	June 30, 2010	December 31, 2009

2011	257,862	349,057
2012	349,162	349,162
2013	137,269	137,349

	744,293	835,568

(i)    TAM S.A.

On July 7, 2006 the Board of Directors approved the issuance for public distribution of simple, nonconvertible and unsecured debentures, with no preference but with a guarantee provided by the subsidiary TLA.

On August 1, 2006, TAM S.A. concluded the offering of 50,000 simple debentures in a single series, with unitary nominal value of R$ 10 each, totaling an amount of R$ 500,000, incurring in debt issue costs of R$ 1,906. The debentures expire in six (6) years. Principal is repayable in 3 annual payments, the first of which is due on August 1, 2010.

Interest is payable on a semiannual basis, at the rate equivalent of 104.5% of the CDI (effective interest rate at the date of issuance of 15.38%) calculated and published by CETIP (the custodian and liquidation agent). At June 30, 2010 the effective interest rate was 9.2% (12.31.2009 – 10.32%).

TAM S.A.

Notes to the Condensed Consolidated Interim Financial Information
Three and Six months periods ended June 30, 2010 and 2009 (unaudited) and

Year Ended December 31, 2009

In thousands of reais, unless otherwise indicated

The Company will be subject to certain obligations under the debenture contracts, such as compliance with certain financial indices, limits on the issuance of financial debt, and priority in the repayment of debentures. Such requirements will become effective as from 2010, when the debentures will start to be amortized and the first date of measurement will be December 31,2010.

(ii)   TAM Linhas Aéreas S.A.

On July 16, 2009 the Board of Directors approved the issuance for public distribution of simple and nonconvertible debentures, with a guarantee provided by TAM S.A.

On July 24, 2009 TAM Linhas Aéreas S.A. concluded the offering of 600 simple debentures in a single series debentures, with unitary nominal value of R$ 1,000 each for a total amount of R$ 600,000 and debt issue costs of R$ 7,631. The debentures expire in four years and repayable in 13 quarterly installments as from July 24, 2010.

Interest is payable monthly, at a rate equivalent to 126.5% of the CDI (effective interest rate at the date of issuance of 11.50%), calculated and published by CETIP (The custodian and liquidation agent). The effective interest rate was 11.1% p.a for quarter ended June 30, 2010 (12.31.2009 – 12.5%).

The Company may exercise early redemption at any time, at its discretion, by sending or publishing a notice to debenture holders 10 days in advance. The early redemption can be total or partial. The debentures subject to this procedure are mandatorily canceled. Management has concluded that the amount payable upon early redemption is approximately equal to the amortized cost of the debentures and, as such, the redemption option is considered clearly and closely related to the debentures.

See Note 24 with respect to changes to the terms of the debentures entered into after June 30, 2010.

9             Derivative Financial Instruments

	June 30, 2010	December 31, 2009
Liabilities

West Texas Intermediate crude oil derivatives
Forwards
Swaps	9,199	138,208
Seagulls	133,322	52,974
Collar	12,841	29,779
Foreign currency forwards
Swaps	21,748	21,054

	177,110	242,015

Current	128,702	235,727

Non-current	48,408	6,288

The derivative financial instruments included above are described in Note 4.

TAM S.A.

Notes to the Condensed Consolidated Interim Financial Information
Three and Six months periods ended June 30, 2010 and 2009 (unaudited) and

Year Ended December 31, 2009

In thousands of reais, unless otherwise indicated

10         Provisions

Management of the Company and its subsidiaries recorded provisions for contingencies in all cases where loss by the Company is deemed probable based on advice provided by the Company’s internal and external legal counsel. As at June 30, 2010 and December 31, 2009, the value of provisions and the corresponding judicial deposits recognized were as follows:

(a)    Changes in the reserve for contingencies

	December 31, 2009	Recognized on acquisition of Pantanal	Additional Provisions (Deposits)	(Reversals)	Payments	Financial charges	June 30, 2010

Additional tariff (i)	515,463		29,125			22,626	567,214
Airline staff fund (ii)	135,089		13,591			4,486	153,166
Labor contingencies	18,676	1,200	3,670		(2,512)	1,377	22,411
Civil litigation	67,379		13,654		(443)		80,590
Other tax contingencies	40,222	9,190	2,699	600	(15)	582	53,278
Total	776,829	10,390	62,739	600	(2,970)	29,071	876,659

(-) Judicial deposits	(110,256)	(267)	(9,035)				(119,558)

Total	666,573	10,123	53,704	600	(2,970)	29,071	757,101

(b)      Summary of the main reserve for contingencies

(i)   Corresponds to the collection of 1% on the amount of fares of all tickets sold for regular domestic routes. TLA management, based on the opinion of its external legal counsel, is contesting the constitutionality of this collection, and non-payment is supported by a judicial order.

(ii)  Corresponds to the collection of 2.5% on the monthly payroll for private social welfare and professional training entities. TLA management, based on the opinion of its external legal counsel, is contesting the constitutionality of this collection, and the non-payment is supported by a judicial order.

The Company and its subsidiaries are involved parties in other judicial contingencies involving fiscal, labor and civil claims for which the probability, of loss estimated by management based on advice from legal counsel, is considered possible for which no provision was recorded.

	June 30, 2010	December 31, 2009

Civil litigation	29,380	31,915
Labor contingencies	262,784	231,257
Tax contingencies	905,282	690,770

	1,197,446	953,942

TAM S.A.

Notes to the Condensed Consolidated Interim Financial Information
Three and Six months periods ended June 30, 2010 and 2009 (unaudited) and

Year Ended December 31, 2009

In thousands of reais, unless otherwise indicated

11          Share Capital and Reserves

(a)           Authorized capital

At June 30, 2010 the authorized capital was R$ 1,200,000 (12.31.2009 – R$ 1,200,000) and can be increased by means of the issuance of common and preferred shares, as resolved by the Board of Directors.

(b)          Subscribed share capital

At June 30, 2010 is comprised of 150,585,147 (12.31.2009 – 150,585,147) fully paid-in nominative shares without nominal value, of which 50,195,049 (12.31.2009 – 50,195,049) are common shares and 100,390,098 (12.31.2009 – 100,390,098) are preferred shares.

Common shares confer to their holder the right to vote in general meetings.

The preferred shares do not have the right to vote in general meetings, except in relation to certain matters while the Company is listed in Level 2 of BOVESPA. However, they have priority in the distribution of dividends, and in capital reimbursement, without any premium, in the event the Company is liquidated and the right to participate, under the same terms as the common shares, in the distribution of any benefits to the stockholders.

As per the Adhesion Agreement executed with BOVESPA, the Company complies with the requirement to have a free float in the market of 25% of its shares. Since August, 2007 the free float has been 53.85% (not reviewed by independent accountants).

(c)         Payment of dividends

On April 30, 2010, the Annual General Meeting has approved to distribute complementary  dividends in the amount of

R$ 211,722. The total payment in the semester was R$ 233,304.

12          Revaluation reserve

The revaluation reserve represents the amount by which the carrying value (revalued amount) of certain property, plant and equipment (flight equipment) exceeds its historical cost.

	Revaluation reserve, gross of tax	Deferred tax	Revaluation reserve, net of tax

At December 31, 2009	176,932	(60,428)	116,504

Revaluation – through equity
Depreciation recognized in the statement of income	(9,251)	3,145	(6,106)

At June 30, 2010	167,681	(57,283)	110,398

TAM S.A.

Notes to the Condensed Consolidated Interim Financial Information
Three and Six months periods ended June 30, 2010 and 2009 (unaudited) and

Year Ended December 31, 2009

In thousands of reais, unless otherwise indicated

13           Other Reserves

	June 30, 2010	December 31, 2009

Share premium	74,946	74,946
Legal reserve	49,134	49,134
Treasury shares (i)	(6,816)	(11,370)
Cumulative translation adjustments	(15,427)	(16,796)
Stock options	46,845	35,669
Transfer of non-controlling interests – the Public Offering of Multiplus (ii)	489,115

	637,797	131,583

(i)            Treasury shares

The movement of treasury shares during the year ended June 30, 2010 is presented below.

	Quantity of shares	Thousands of reais	Average price per share - Reais

At December 31, 2009	402,311	11,370	28.26

Resale of treasury shares	(161,087)	(4,554)	28.26

At June 30, 2010	241,224	6,816	28.26

During the six months ended June 30, 2010, 161,087 shares held in treasury were sold to be issued to beneficiaries of the stock option plan. The shares sold relate to the executive compensation plan approved at the Extraordinary General Meeting (AGE) of May 16, 2005.

The market value of the share based on the closing quote in the São Paulo stock exchange for the quarter ended June 30, 2010, is R$ 25.00 (12.31.2009 – R$ 38.21) per preferred share.

(ii)          Transfer from non-controlling interests

Refers to the transfer from non-controlling interests on the issuance of shares representing 26.83% of Multiplus. As required by IAS 27, “Consolidated and Separated Financial Statements’, the changes in the Company’s ownership interest in Multiplus did not result in loss of control and, therefore, it was recognized as a capital transaction, directly in the Company’s shareholders’ equity. See note 1.

TAM S.A.

Notes to the Condensed Consolidated Interim Financial Information
Three and Six months periods ended June 30, 2010 and 2009 (unaudited) and

Year Ended December 31, 2009

In thousands of reais, unless otherwise indicated

14           Revenue

TAM had no major customers which represented more than 10% of revenues in any of the periods presented. The Company utilizes its gross revenue information by type of service rendered and by region, as follows:

(a)           By type of service rendered

	Quarter ended		Six months ended		Variation (%)
	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009	Quarter	Semester
Domestic
Passenger	1,427,874	1,286,326	2,824,643	2,728,805	11.0	3.5
Cargo	127,137	110,024	242,681	207,932	15.6	16.7

	1,555,011	1,396,350	3,067,324	2,936,737	11.4	4.4

International
Passenger	732,170	583,894	1,547,927	1,380,754	25.4	12.1
Cargo	157,614	104,869	298,029	215,350	50.3	38.4

	889,784	688,763	1,845,956	1,596,104	29.2	15.7

Others
Loyalty Program	108,092	124,183	242,752	309,096	(13.0)	(21.5)
Travel and tourism agencies	14,509	19,988	27,409	34,716	(27.4)	(21.1)
Others (includes expired tickets)	158,585	133,670	251,149	197,849	18.6	26.9

	281,186	277,841	521,310	541,661	1.2	(3.8)

Total gross	2,725,981	2,362,954	5,434,590	5,074,502	15.4	7.1

Sales taxes and other deductions	(114,533)	(93,353)	(219,298)	(187,141)

Revenue	2,611,448	2,269,601	5,215,292	4,887,361

TAM S.A.

Notes to the Condensed Consolidated Interim Financial Information
Three and Six months periods ended June 30, 2010 and 2009 (unaudited) and

Year Ended December 31, 2009

In thousands of reais, unless otherwise indicated

(b)    By geographic location of the Company’s destinations

	Quarter ended		Six months ended		Variation (%)
	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009	Quarter	Semester

Brazil	2,336,375	1,674,190	4,657,652	3,478,396	36.9	33.9
Europe	185,267	324,755	369,453	731,815	(43.0)	(49.5)
North America	144,400	178,728	287,956	426,663	(19.2)	(32.5)
South America (excluding Brazil)	59,939	185,281	119,529	437,628	(67.6)	(72.7)

Total gross	2,725,981	2,362,954	5,434,590	5,074,502	15.4	7.1

Sales taxes and other deductions	(114,533)	(93,353)	(219,298)	(187,141)

Revenue	2,611,448	2,269,601	5,215,292	4,887,361

(c)      Seasonality

The following table presents our revenue in the first semester of 2010 and 2009 as a percentage of annual revenue for the year ended December 31, 2009.

	% of 2009 net revenue
	2010	2009

First quarter	26.7	26.8
Second quarter	26.7	23.2

TAM S.A.

Notes to the Condensed Consolidated Interim Financial Information
Three and Six months periods ended June 30, 2010 and 2009 (unaudited) and

Year Ended December 31, 2009

In thousands of reais, unless otherwise indicated

15                Costs and operating expenses by nature

(a)               Quarter ended June 30:

	2010						2009

	Cost of services rendered	Selling	General and administrative	Directors´ fee	Total	%	Total	%

Personnal	438,650	48,085	45,836	2,080	534,651	20.7	506,145	20.9
Fuel	847,000				847,000	32.8	619,910	25.6
Depreciation and amortization	115,747	376	19,301		135,424	5.3	185,272	7.4
Maintenance and repairs (excluding personnel)	172,164				172,164	6.7	188,590	7.8
Aircraft insurance	13,193				13,193	0.5	15,905	0.7
Take-off, landing and navigation aid charges	140,188				140,188	5.4	156,137	6.4
Leasing of aircraft, engines and equipment under operating leases	114,854	2,393	3,808		121,055	4.7	136,088	5.6
Third party services	38,294	64,385	90,300		192,979	7.5	186,084	7.7
Marketing and related expenses		225,608			225,608	8.7	247,326	10.2
Other	63,683	73,539	59,273		196,495	7.7	184,839	7.6

	1,943,773	414,386	218,518	2,080	2,578,757	100.0	2,426,296	100.0

(b)               Six months ended June 30:

						2010	2009

	Cost of services rendered	Selling	General and administrative	Directors´ fee	Total	%	Total	%

Personnal	880,588	97,586	90,578	4,204	1,072,956	21.1	1,027,522	20.9
Fuel	1,641,812				1,641,812	32.3	1,315,016	26.8
Depreciation and amortization	253,802	832	41,357		295,991	5.8	356,785	7.3
Maintenance and repairs (excluding personnel)	326,268				326,268	6.4	398,919	8.1
Aircraft insurance	26,320				26,320	0.5	31,809	0.6
Take-off, landing and navigation aid charges	286,514				286,514	5.6	301,752	6.1
Leasing of aircraft, engines and equipment under operating leases	228,987	4,505	7,169		240,661	4.7	309,093	6.3
Third party services	75,547	128,400	184,464		388,411	7.6	389,472	7.9
Marketing and related expenses		437,952			437,952	8.6	404,943	8.2
Other	155,027	100,812	113,620		369,459	7.3	377,186	7.7

	3,874,865	770,087	437,188	4,204	5,086,344	100.0	4,912,497	100.0

TAM S.A.

Notes to the Condensed Consolidated Interim Financial Information
Three and Six months periods ended June 30, 2010 and 2009 (unaudited) and

Year Ended December 31, 2009

In thousands of reais, unless otherwise indicated

16           Net Finance Result

	Quarter ended		Six months ended
	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009
Finance income
Interest income from financial investments	32,081	14,128	62,110	39,978
Exchange gains	317,643	1,203,091	797,849	1,432,615
Other	3,372	7,814	9,425	14,261

	353,096	1,225,033	869,384	1,486,854
Financial expenses
Exchange losses	(392,060)	(142,959)	(977,467)	(309,341)
Interest expense (i)	(103,054)	(99,584)	(207,139)	(216,984)
Other	(12,004)	(9,753)	(22,810)	(16,752)

	(507,118)	(252,296)	(1,207,416)	(543,077)

Finance result, net	(154,022)	972,737	(338,032)	943,777

(i) Capitalized interest at June 30, 2010 represents 9.8% of the total interest expense (06.30.2009 – 10.6%).

Exchange gain recognized at June 30, 2010 with respect to finance lease liabilities amounted to R$ 144,994 (06.30.2009 - R$ 1,076,161) while interest expense on such finance lease liabilities amounted to R$ 56,005 (06.30.2009 - R$ 117,350).

TAM S.A.

Notes to the Condensed Consolidated Interim Financial Information
Three and Six months periods ended June 30, 2010 and 2009 (unaudited) and

Year Ended December 31, 2009

In thousands of reais, unless otherwise indicated

17           Income Tax Expense

(a)     Income tax and social contribution expense

	Quarter ended		Six months ended
	June 30, 2010	June 30, 2009 (restated)	June 30, 2010	June 30, 2009 (restated)

Current tax	(12,745)	(1,983)	(13,700)	(3,215)
Deferred tax	43,285	(279,205)	65,068	(291,869)

	30,540	(281,188)	51,368	(295,084)

The tax on TAM's profit before tax differs from the theoretical amount that would arise using the tax rate applicable to TAM, TLA and its Brazilian subsidiaries as follows:

	Quarter ended		Six months ended
	June 30, 2010	June 30, 2009 (restated)	June 30, 2010	June 30, 2009 (restated)

Profit/(Loss) before income tax and social contribution	(178,527)	836,934	(255,671)	877,185
Tax calculated at Brazilian tax rates applicable to profits	34%	34%	34%	34%

Taxes calculated at statutory rates	60,699	(284,558)	86,928	(298,243)

Taxes effects on permanent (additions) deductions
Non deductible expenses	(9,163)	369	(15,289)	(149)
Unrecognized net tax credit in result of foreign subsidiaries	(11,737)	(19,884)	(20,281)	(25,206)
Unrecognized tax credits on tax losses - Pantanal	(1,252)		(1,483)
Tax credits on interest on capital			8,499
Share-based compensation		2,912		6,119
Other	(7,557)	19,973	(7,006)	22,395

Income tax and social contribution tax credit	(30,540)	(281,188)	51,368	(295,084)

Effective rate %	(17.1)	33.6	(19.9)	33.6

The years from 2005 to 2009 are open to review by Brazilian tax authorities.

TAM S.A.

Notes to the Condensed Consolidated Interim Financial Information
Three and Six months periods ended June 30, 2010 and 2009 (unaudited) and

Year Ended December 31, 2009

In thousands of reais, unless otherwise indicated

18           Earnings per Share

Considering that common and preferred shares have equal rights in respect of dividends, a single measure of earnings per share based on the total number of common and preferred shares is presented. Common and preferred shares are considered two classes of ordinary shares.

(a)           Basic

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the company by the weighted average number of shares (common and preferred) issued and outstanding during the year excluding shares purchased by the Company and held as treasury shares.

	Quarter ended		Six months ended
	June 30, 2010	June 30, 2009 (Restated)	June 30, 2010	June 30, 2009 (Restated)

Profit/(loss) attributable to equity holders of the company	(154,112)	555,127	(212,214)	580,851

Weighted average number of shares issued (in thousands)	150,585	150,585	150,585	150,585
Weighted average Treasury shares (in thousands)	(263)	(402)	(263)	(402)

Weighted average number of shares outstanding (in thousands)	150,322	150,183	150,322	150,183

Basic (loss)/earnings per share (reais per share)	(1.03)	3.70	(1.41)	3.87

(b)           Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of shares outstanding to assume conversion of all dilutive potential shares. The company has only one category of dilutive potential ordinary shares: stock options.

Considering that during the quarter and the semester ended June 30, 2010 the result attributable to the equity holders of the Company resulted in a net loss the stock options would have a antidilutive effect. For that reason the quantity of weighted average shares outstanding for computation of diluted earnings per share is the same quantity as weighted average shares oustanding for computation of basic earnings per share. As a result basic and diluted earnings per share are the same for those periods.

	Quarter ended		Six months ended
	June 30, 2010	June 30, 2009 (Restated)	June 30, 2010	June 30, 2009 (Restated)

Profit/(loss) attributable to equity holders of the company	(154,112)	555,127	(212,214)	580,851

Weighted average number of shares outstanding (in thousands)	150,322	150,183	150,322	150,183
Adjustments for share options (in thousands)		1,701		1,701

Weighted average number of shares for diluted earnings per share calculation (in thousands)	150,322	151,884	150,322	151,884

Diluted (loss)/earnings per share (reais per share)	(1.03)	3.65	(1.41)	3.82

TAM S.A.

Notes to the Condensed Consolidated Interim Financial Information
Three and Six months periods ended June 30, 2010 and 2009 (unaudited) and

Year Ended December 31, 2009

In thousands of reais, unless otherwise indicated

19           Cash generated from operations

		Six months ended
	June 30, 2010	June 30, 2009 Restated

Profit/(loss) for the period	(204,303)	582.101

Adjustments for
Deferred income tax and social contribution	(65,068)	291,869
Depreciation and amortization	295,991	356,785
Revaluation through income statement		290,245
(Profit)/loss on disposal of property, plant and equipment / intangible (see below)	11,617	(17,330)
Deferred income	66,603	50,092
Fair value (gains)/losses on derivative financial instruments	(64,905)	(699,254)
Foreign exchange losses/(gains) and interest expense	401,495	(984,141)
Other provision	113,815	3.350
Provision for contingency	62,739	56,149
Stock option plan	11,176	8.062

Changes in working capital (excluding the effects of acquisition and exchange differences on consolidation)
Financial assets measurement through profit and loss	(299,656)	795,805
Inventories	33,380	(40,255)
Assets held for sale		22,502
Trade account receivables	(349,944)	58,716
Taxes recoverable	(24,925)	(36,887)
Prepaid expenses	4,259	58,064
Prepaid aircraft maintenance	(21,099)	(9,983)
Suppliers	(90,309)	(142,903)
Salaries and social charges	46,820	30,084
Taxes, charges and contributions	67,850	(379)
Provision for contingencies and tax obligations under judicial dispute	(12,006)	(14,463)
Other assets	36,947	(38,815)
Other liabilities	102,578	55,324

Cash generated from/ (used in) operations	123,055	674,738

In the cash flow statement, proceeds from sale of property, plant and equipment  and intangible comprise:

		Six months ended
	June 30, 2010	June 30, 2009

Net book amount – property, plant and equipment / intangible	30,439	13,257
Profit/(loss) on disposal of property, plant and equipment / intangible	(11,617)	17,330

Proceeds from disposal of property, plant and equipment / intangible	18,822	30,587

Non-cash transactions

The principal non-cash transactions and acquisitions of flight equipment under finance leases discussed in Note 7.

During the period, the Company and its subsidiaries acquired property, plants and equipment in the amount of R$ 742,910 which R$ 570,602 through financial leases .

TAM S.A.

Notes to the Condensed Consolidated Interim Financial Information
Three and Six months periods ended June 30, 2010 and 2009 (unaudited) and

Year Ended December 31, 2009

In thousands of reais, unless otherwise indicated

20           Commitments and contingencies

(a)           Operating lease commitments

TLA has obligations arising under operating lease contracts. The amounts of these commitments are not recorded in the financial statement. TLA has obligations arising under 68 aircraft under operating lease (12.31.2009 – 66 aircrafts). These agreements have an average term of 125 months and are denominated in U.S. dollar plus LIBOR. The lease expense, recognized in the consolidated statement of income in "Cost of services rendered", was R$ 228,987 for the period ended June 30, 2010 (06.30.2009 – R$ 295,180), equivalent to approximately US$ 127,109 thousands (06.30.2009 – US$ 151,250 thousands).

For most of the transactions, TAM has given letters of guarantee or deposits as a guarantee.

In addition, to meet the payment conditions established by contract, promissory notes guaranteed by Company were issued, totaling R$ 34,070 for the period ended June 30, 2010 (12.31.2009 – R$ 44,540).

Future aggregate payments denominated in US dollars under these contracts are as follows:

	Monthly payments maturing in	June 30, 2010	December 31, 2009
In foreign currency – US$ (*)
Aircraft	2017	1,327,168	1,478,308
Engines	2014	30,496	34,678

Total		1,357,664	1,512,986

(*)Operating leases are denominated in U.S. dollars and the future aggregate payments are presented in R$ translated at the period-end exchange rate..

Operating lease obligations fall due as follows:

Year	June 30, 2010	December 31, 2009

No later than one year	374,833	364,915
Later than one year and no later than five years	869,289	840,993
Later than five years	113,542	307,078

	1,357,664	1,512,986

(b)           Commitments for future aircraft leases

(i)      Airbus

In 2005, the Company executed an amendment to an existing contract with Airbus for the firm order of 20 Airbus A320, the remaining nine of which are to be delivered in 2010, with an option for an additional 20 of the same aircraft family (including A319, A320 and A321). In 2006, the Company finalized a contract to acquire a further 37 Airbus aircraft (31 aircraft narrow body aircraft family A320 and six A330 aircraft), for delivery by 2012.

On June 28, 2007, the Company also executed a Memorandum of Understanding for the purchase of 22 Airbus A350XWB models 800 and 900, with ten more options, for delivery between 2013 and 2018.

TAM S.A.

Notes to the Condensed Consolidated Interim Financial Information
Three and Six months periods ended June 30, 2010 and 2009 (unaudited) and

Year Ended December 31, 2009

In thousands of reais, unless otherwise indicated

Additionally, TLA confirmed the exercise of four options for Airbus A330, two of which will be delivered in 2010, and the other two in 2011, related to the agreement signed at the end of 2006. TAM also confirmed the twenty options that had been postponed from 2005 to 2006 anticipated delivery before the end of 2014.

On June 8, 2010, TLA, announced the order of additional 20 brand-new Airbus A320 family aircrafts and five A350-900, thus increasing the total number of orders for Airbus aircraft to 176 – including 134 aircrafts of A320 family, 15 A330-200 and 27 A350 WXB. The objective of this order is to meet the plan of fleet already disclosed by the Company in the year 2009. In respect to the 20 orders from A320 family (A319, A320 and A321), ten shall be delivered in 2014 and the remaining ten in 2015.

(ii)    Boeing:

In 2006, the Company ordered four Boeing 777-300ERs with options for four aircraft, which were converted to firm orders in 2007. Upon receipt of the four aircraft in 2008, the Company has signed an amendment to an existing contract for two more aircraft and has six firm orders outstanding contracted with Boeing for this type of aircraft, of which four are expected to be delivered in 2012 and two in 2013.

(c)           Insurance

TAM maintains adequate insurance for risks which are expected to cover any liabilities generated by the accident on July 17, 2007, of an Airbus A320 aircraft, considering the agreements already made with and paid to the victims’ families by the insurance company. As of June 30, 2010, 192 (12.31.2009 – 192) compensation payments were paid to families of the victims and others are under negotiation with the Company’s insurance firm. Management understands that the insurance coverage of these liabilities is adequate to cover all related costs. The Company believes that it will not incur additional or unexpected expenses outside the scope of the insurance agreement which would be TAM’s direct responsibility.

(d)           Contingent liabilities

Contingencies for which it is probable that TAM will be required to make payments are provided for and are discussed in Note 10.

(e)           Contingent assets

(i)     ICMS

On December 17, 2001 the Federal Supreme Court ruled that domestic and international air passenger transportation revenue, as well as international air cargo transportation revenue was no longer subject to ICMS.

However, based on this ruling, ICMS taxation on domestic air cargo transportation revenue is still due. At June 30, 2010, the provision maintained by the Company totaled R$ 15,706 (12.31.2009 – R$ 4,772), recorded in “Taxes, charges and contributions”. On June 30, 2010, the installments due in more than one year totaled R$ 39 (12.31.2009 – R$ 60), classified within “Other liabilities”.

We consider payments of ICMS made between 1989 and 1994 to be amounts paid in error because we believe it was unconstitutional to charge ICMS on air navigation services. TAM Linhas Aéreas has filed claims against various states in Brazil to claim the amounts paid in error. Rulings on these claims are pending. The total value involved in these claims is R$ 55 million (unaudited). Our policy is to only adjust the value of these claims for inflation at the time that payment is recorded in our financial statements.

TAM S.A.

Notes to the Condensed Consolidated Interim Financial Information
Three and Six months periods ended June 30, 2010 and 2009 (unaudited) and

Year Ended December 31, 2009

In thousands of reais, unless otherwise indicated

(ii)    Indemnification for losses on regulated fares

We are plaintiffs in an action filed against the Brazilian government in 1993 seeking damages for breaking-up of the economic-financial equilibrium of an air transport concession agreement as a result of having to freeze our prices from 1988 to September 1993 in order to maintain operations with the prices set by the Brazilian government during that period. The process is currently being heard before the Federal Regional Court and we are awaiting judgment on appeals we have lodged requesting clarification of the initial decision (which we challenged). The estimated value of the action is R$ 245 million (unaidited), based on a calculation made by an expert witness of the court. This sum is subject to interest accruing from September 1993 and inflation since November 1994. Based on the opinion of our legal advisors and recent rulings handed down by the Supreme Court of Justice in favor of airlines in similar cases (specifically, actions filed by Transbrasil and Varig) we believe that our chance of success is probable. We have not recognized these amounts as receivable in these financial statements and will only do so when the decision is made final.

(iii)   Additional airport tariffs (“ATAERO”)

At 2001, TLA filed a claim addressing the legality of the additional airport tariffs (“ATAERO”), which represent an additional 50% on the tariff amount. On June 30, 2010, the amount under discussion totaled approximately R$ 844,373 (12.31.2009 - R$ 777,328), unaudited and not recognized in the financial statement.

21           Related-party Transactions

The company is controlled by TAM - Empreendimentos e Participações S.A. (incorporated in Brazil), which is owned by the Amaro family, and which owns 89.26% of the Company's common shares and 24.67% of the Company's preferred shares. The remaining shares are widely held.

Purchases and sales of goods and services were carried out as follows:

Sale and purchases of goods and services

For the six months ended June 30, 2010, TAM received from TAM Viação Executiva S.A. ("Marília"), a company under common control, R$ 10 and R$ 16 (06.30.2009 - R$ 18 and R$ 33), as reimbursement for the use of its infra-structure being mainly the importation areas and human resources. This amount was credited to "cost of services rendered". TAM Marília and TAM have common indirect stockholders.

TAM S.A.

Notes to the Condensed Consolidated Interim Financial Information
Three and Six months periods ended June 30, 2010 and 2009 (unaudited) and

Year Ended December 31, 2009

In thousands of reais, unless otherwise indicated

On May 11, 2007, TLA and TAM Marília agreed to share the use of a hangar located by Congonhas airport São Paulo, for a period of 10 years. TLA paid R$ 15,500 upfront to TAM Marília and is entitled to use the facilities and the infra-structure of the hangar, providing the same cargo services, as those previously provided in the cargo terminal. The total amount was established based on valuation reports performed by independent companies, reflecting the economic premium obtained by the use of such a location in TAM's cargo activities. The amount recognized in the income statement for the quarter ended June 30, 2010 amounted to R$ 775 (06.30.2009 - R$ 775).

The Company and its subsidiaries signed a contract in March 2005 with TAM Milor Táxi Aéreo, Representações, Marcas e Patentes S.A. ("TAM Milor") for the right to use the "TAM" brand. This contract is valid for a term equal to the current passenger air transport concession of TAM and establishes a monthly fee, adjusted annually by the IGP-M inflation index, totaling R$ 8,445 for the quarter ended June 30, 2010 (06.30.2009 – R$ 8,220), recorded as "Operating expenses".

TAM S.A.

Notes to the Condensed Consolidated Interim Financial Information
Three and Six months periods ended June 30, 2010 and 2009 (unaudited) and

Year Ended December 31, 2009

In thousands of reais, unless otherwise indicated

22          Segment reporting

As from January 1, 2010 and as results of the creation of Multiplus as a separate company the reporting structure of TAM has been revised and as from that date TAM has two operating and reportable segments: Aviation operations and Loyalty Program operations (“Multiplus”).

	Aviation	Loyalty Program (Multiplus)	Total reported – Information segment	Eliminations	Consolidated
Total assets at June 30, 2010	15,614,575	1,062,523	16,677,098	(2,278,614)	14,398,483

	Six months ended June 30, 2010
	Aviation	Loyalty Program (Multiplus)	Total reported – Information segment	Eliminations	Consolidated

Revenue
Passenger	4,279,603	143,667	4,423,270	(100,989)	4,322,281
Cargo	540,710	-	540,710		540,710
Other	675,910	4,272	680,182	(110,046)	570,136
	5,496,223	147,939	5,644,162	(211,035)	5,433,127

Sale taxes and other deductions	(205,654)	(13,643)	(219,297)		(219,297)

Revenue, net	5,290,569	134,296	5,424,865	(211,035)	5,213,830

Operating income	(3,972,111)	-	(3,972,111)	15,810	(3,956,301)
Selling	(886,949)	(4234)	(887,373)	117,285	(770,088)
General and administrative	(314,799)	(11,703)	(326,502)	-	(326,502)
Other operating income, net	(333,671)	(80,053)	(413,724)	321,626	(92,098)

Operating profit	(216,961)	42,116	(174,845)	243,686	68,841

Financial income	900,538	4,235	904,773		904,773
Financial expenses	(1,289,336)	(56)	(1,289,392)		(1,289,392)

Profit (loss) before income tax and social contribution	(605,758)	46,295	(559,463)	243,686	(315,777)

Income tax and social contribution	84,800	(15,686)	69,114		69,114

Profit/(loss) for the year (all continuing operations)	(520,958)	30,609	(490,349)	243,686	(246,663)

TAM S.A.

Notes to the Condensed Consolidated Interim Financial Information
Three and Six months periods ended June 30, 2010 and 2009 (unaudited) and

Year Ended December 31, 2009

In thousands of reais, unless otherwise indicated

23           Reconciliation between shareholders' equity and income - Parent Company and Consolidated

As mentioned in Note 2, the parent company also discloses and prepares interim financial information in accordance with accounting practices adopted in Brazil that differ from information prepared in accordance with IAS 34 with respect to valuation of flight equipment.

The table below represents the reconciliation of equity and the result for the six-months period ended June 30, 2010 between BRGAAP and IAS 34 considering the only differences in accounting practices that correspond to accounting for the flight equipment and non-controlling interest.

	Equity (including non-controlling interest)	Profit/(Loss) (including non-controlling interest)

Balance at June 30, 2010 – Parent Company – BRGAAP	1,548,441	(246,664)

Revaluation of flight equipment	(1,171,335)	52,197
Deferred income tax and social contributions	410,162	(17,747)

Total adjustments	(761,173)	34,450

Non-controlling interest	190,059	7,911

Balance at June 30, 2010 – consolidated IFRS	977,327	(204,303)

24           Events occurring after the reporting period

On July 13, 2010, the Board of Directors approved through its subsidiary (TLA), the acquisition of all shares of TAM Milor Táxi Aéreo, Representações, Marcas e Patentes S.A. (an entity under common control with TAM). TLA will pay the price of $ 169 million, of which 15% of this amount will be paid in cash on signing date of the purchase and sale agreement of shares and the remaining 85% will be financed through issuance of  promissory notes in favor of the sellers. The only relevant asset held by the entity acquired is the brands “TAM” and other related brands used by TAM and its subsidiaries on its operations.

On July 22, 2010 the Extraordinary Shareholders Meeting approved the change in the maturity dates of the debentures issued on July 24, 2009 for a total amount of R$ 600.000. The final maturity was changed from July 24, 2013 to July 24, 2017, the principal repayments were changed from quarterly payments to semi-annual payments with the date for the first repayment of principal originally due on July 24, 2010 delayed for 18 months to January 24, 2012. Payment of interest has been modified from monthly payments to semiannual payments.

On July 30, 2010, the Board of Directors approved a Company’s capital increase through a private issuance of shares within the limit of authorized capital. The capital increased from R$ 675,497 to R$ 819,892, and of R$ 144,395 million through the issuance of 5,621,534 new ordinary shares at an issue price of R$ 25.69.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 12, 2010

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.